January 13, 2012

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Telos Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 001-08443

Dear Ms. Mills-Apenteng:

Telos Corporation (“Telos” or “the Company”) is pleased to provide the following responses to your comment letter dated November 30, 2011. To facilitate your review, your numbered comments have been restated below and are followed by the Company’s responses.

Item 1. Business, page 3

General

1.	You state in the first risk factor on page 9 that you occasionally rely on only one or two sources of supply, which if disrupted, could have an impact on your operations. Please tell us what consideration you gave to including in the business section a materially complete discussion regarding your service providers, suppliers and/or manufacturers and the extent of your dependence on such third parties. Refer to Item 101(c)(1)(iii) of Regulation S-K. In addition, provide us with a quantitative analysis as to whether you are substantially dependent, within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, on one or more contracts with any sole-source or other third-party suppliers.

Item 101(c)(1)(iii) of Regulation S-K requires that the description of the business under Item 1 of Part I of Form 10-K include information on the sources and availability of raw materials, to the extent that the information is material to an understanding of the registrant’s business. The Company does not believe that information about the Company’s service providers or suppliers is material to an understanding of its business.

The Company’s primary solutions offerings (Secure Networks, Information Assurance, Secure Messaging, and Identity Management) are discussed, as well as the technology, intellectual property, and sales and marketing efforts employed in the ongoing delivery of these solutions to its customers. The Company’s IT solutions primarily involve the design and integration of commercial off-the-shelf IT products into integrated solutions deliverables. Such equipment is generally available from several sources, although several factors including technical specifications, proprietary or brand-specific equipment requirements, or contractual channel agreements may limit the availability of sourcing options. The Company utilizes more than 300 vendors as direct materials suppliers, subcontractors, and service providers. The vendors utilized in any given measurement period vary based on the mix and the timing of the solutions delivered, but typically the Company contracts with a smaller subset that comprises the majority of the direct cost of sales on an annual basis. Therefore, while a smaller subset of suppliers, subcontractors, and service providers may be employed to deliver the majority of the revenue for a particular period, were there to be an unforeseen disruption to one of these vendors, the delay would likely be short-term in nature due to the existence of alternate sourcing options. The Company has not previously experienced any disruptions that have affected its operations.

Given the factors described above, the Company does not believe it is substantially dependent upon any contract between the Company and a particular vendor. The Company proposes to include the above discussion of its vendors in the description of its business in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations

Years ended December 31, 2010, 2009 and 2008, page 15

2.	Sales of your Secured Network solutions under the U.S. Air Force NETCENTS contract appear to be a significant factor with respect to changes in your operating results. In this regard, we note the 18.1% decrease in revenues in 2010 as compared to 2009, which you attribute to decreased sales of Secured Networks solutions under the NETCENTS contract, and the 27% increase in revenues in 2009 as compared to 2008, attributable to an increase in sales under the contract. Tell us what consideration you gave to disclosing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on sales under the NETCENTS contract. See Item 303(a)(3)(ii) of Regulation S-K. In addition, it appears that the NETCENTS contract may be one on which you are substantially dependent within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. Please tell us how you determined that you were not required to file the agreement as an exhibit to your Form 10-K.

Within the Sales and Marketing topic of the Item 1, “Business” discussion, the Company describes the types of contracts under which it performs and refers to indefinite delivery/indefinite quantity “(IDIQ”) and government-wide acquisition contracts (“GWACS”). The U.S. General Services Administration (http://www.gsa.gov/portal/content/104874) describes a GWAC as follows: “A

Governmentwide Acquisition Contract (GWAC) is a pre-competed, multiple-award, indefinite delivery, indefinite quantity contract that agencies can use to buy total IT solutions.” A GWAC as used by the Company in this context therefore is referred to in the industry as a contract ‘vehicle’ under which multiple task/delivery orders from multiple government customers procure from the contract awardees. NETCENTS is a GWAC-like IDIQ contract, therefore any government customer may utilize the NETCENTS vehicle to meet its purchasing needs. Consequently, revenue earned on the underlying NETCENTS delivery orders varies from period to period according to the customer and solution mix for the products and services delivered during a particular period, unlike a standalone contract with one separately identified customer. The majority of the Company’s task/delivery orders have periods of performance of less than 12 months, which contributes to the variances between interim and annual reporting periods.

The Company has discussed variances in results for its different solution areas and revenue types under the NETCENTS contract; however the Company acknowledges such information could be enhanced with additional discussion around the nature of its business under IDIQ/GWACs and how this mix can affect the results of operations. Telos will enhance the NETCENTS contract in its discussion of the results of operations, as described above. Item 601(b)(10)(ii)(B) of Regulation S-K requires that a contract that ordinarily accompanies the kind of business conducted by the registrant will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of the enumerated categories, specifically any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services. The NETCENTS contract was awarded in 2004 and has been modified 30 times since that time, including numerous modifications to extend the period of performance. The contract itself does not award any revenue and it states that the contract is for an indefinite delivery and indefinite quantity. While the Company derives a substantial amount of revenue from task/delivery orders under the NETCENTS contract, it has also been awarded other IDIQ/GWACs, including blanket purchase agreements under its GSA schedule. As the base contract does not award specific task/delivery orders, the Company believes the filing of the base contract as an exhibit may not be the most informative enhancement to the discussions of the contract’s impact on the Company’s business. In future filings, the Company will enhance the business and results of operations discussions as described above to provide more information about the contract and its significance to the Company. The Company will include the above enhanced description in its discussion of results of operations going forward.

Item 11. Executive Compensation

Compensation Discussion and Analysis

3.	We note that the increases in the base salaries of your executive officers were based on the continued improved performance of the company and each individual’s contribution to such performance. Please tell us what specific items of company performance were taken into account in awarding Ms. Nakazawa a 10.8% increase in the base salary and how Ms. Nakazawa’s base salary was structured and implemented to reflect her individual performance and/or individual contribution to these items of your performance. To the extent there are material changes within any element of compensation, please confirm that in future filings, as applicable, you will describe the elements of individual performance and/or contribution that were taken into account in establishing the actual amounts of compensation paid. See paragraphs (vi) and (vii) of Item 402(b)(2) of Regulation S-K.

As indicated in the Compensation Discussion & Analysis on page 63, the base salary for each executive officer is designed to reflect the executive officer’s professional expertise and scope of responsibility and accountability within Telos, the financial performance of Telos, and the executive officer’s individual performance. An executive officer’s base salary is also established at a level sufficient to retain that executive officer when considered in connection with the performance-based compensation of Telos’ overall compensation program.

Each year, John B. Wood, the Chief Executive Officer of Telos, proposes to the Compensation Committee the compensation level for the executives reporting directly to him, including Ms. Nakazawa. The Compensation Committee reviews these recommendations and following discussions with the CEO, makes a final compensation determination, and then informs the Telos Board with respect to the determination of compensation for those executives.

In February 2010, Mr. Wood recommended increases to the base salaries of those executives reporting directly to him. In connection with those recommendations, Mr. Wood reviewed certain accomplishments of Telos achieved during the 2009 fiscal year in respect of general performance, financial performance, and operational/program area performance, as well as compensation equity among the executive and senior management team based on relative contributions. These accomplishments included the formulation of a cohesive strategic plan, compliance with all credit facility covenants, improvement in Telos’ credit rating, and the improved financial condition and performance of Telos relative to the prior year. The recommended 10.8% increase in Ms. Nakazawa’s base salary was based on Mr. Wood’s subjective evaluation of Ms. Nakazawa’s performance and overall contribution to the general performance of Telos during the 2009 fiscal year and Mr. Wood’s desire to minimize any risk that Ms. Nakazawa would leave Telos.

To the extent there are material changes within any element of compensation, Telos confirms that in future filings, as applicable, it will describe the elements of individual performance and/or contribution that were taken into account in establishing the actual amounts of compensation paid.

Short-term Incentive Compensation, page 64

4.	Regarding the bonuses paid in 2011 pursuant to the 2010 management incentive bonus plan, please tell us what percentage of the targeted EBITDA was achieved. Describe the relationship between the actual EBITDA achieved and the bonus amount paid to each executive officer (describe any formula used to determine the amount of the bonuses paid). See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K. Confirm that you will provide disclosure to this effect in future filings, as applicable.

As indicated in the Compensation Discussion & Analysis on page 64, each of the named executive officers (other than Mr. Malloy who received bonuses under a quarterly bonus pool) received a bonus under the 2010 management incentive bonus plan. The Compensation Committee established $15.5 million EBITDA as the performance target and a bonus pool of $1.3 million for that plan. The Compensation Committee also established individual target bonus amounts for each executive officer participating in the plan. When establishing the bonus pool and the individual targets, the Compensation Committee considered the historical amounts of the bonus pool, the 2010 budget, the actual achievement of Telos against budget during 2010, the 2010 strategic plan of Telos, and certain other data. The 2010 management compensation plan provided that the Compensation Committee could, in its sole discretion, increase the bonus pool if Telos exceeded the performance target. This increase was limited to 20% of the overachievement of the performance target, and the pool was capped at $2.2 million.

Telos achieved $15.5 million of EBITDA in 2010. Based on these results, the Compensation Committee did not increase the established bonus pool of $1.3 million. The amount of the bonus paid to each executive officer out of the bonus pool was at the discretion of the Compensation Committee and based on a subjective evaluation of each executive officer’s relative contribution to the performance of Telos during 2010. The individual amounts were not determined using a formula based on the achievement of EBITDA.

Telos confirms that it will provide disclosure to this effect in future filings, as applicable.

Signatures, page 81

5.	Please identify the person serving as your principal accounting officer or controller. Note that any person who signs the report in more than one capacity must identify each capacity in which he or she signs the report. Refer to Form 10-K General Instruction D. If your principal accounting officer or controller did not sign the report, please amend your Form 10-K to include his or her signature.

Ms. Nakazawa serves as the Principal Financial Officer and Principal Accounting Officer. Those capacities will be identified in the 2011 Form 10-K and future reports.

Exhibits

6.	Please provide us with copies of the Form of Indenture (Exhibit 4.1) and the Form of the terms of the 12% Cumulative Exchangeable Redeemable Preferred Stock of the Registrant (Exhibit 4.2). In addition, because these documents are available only in paper form with the Commission, consider refiling them as exhibits to your Form 10-K so that they are more easily accessible by investors and other interested parties.

In response to your request, attached please find copies of, respectively, the form of Indenture (Exhibit 4.1) and the form of the terms of the 12% Cumulative Exchangeable Redeemable Preferred Stock of Telos Corporation (Exhibit 4.2). The terms of the 12% Cumulative Exchangeable Redeemable Preferred Stock were integrated into, and are part of, Telos Corporation’s Articles of Amendment and Restatement, which is exhibit 3.2 to our 2010 Form 10-K. Accordingly, we have attached the Articles of Amendment and Restatement instead of the terms originally filed with Exhibit 4.2. We will consider re-filing the form of Indenture and the Articles of Amendment and Restatement as exhibits to our 2011 Form 10-K to make them more accessible by investors and other interested parties.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that our responses are sufficient for your purposes; however, if you have further questions or comments, please feel free to contact me.

Sincerely,

/s/ John B. Wood

John B. Wood Chief Executive Officer

Exhibit 4.1

Exhibit 4.1

C3, INC.

and

BANKERS TRUST COMPANY,

Trustee

INDENTURE

Dated as of , 19

Up to

$             *

12% Junior Subordinated Debentures Due 2009

* The maximum dollar amount of Securities to be issued hereunder will be limited to the aggregate liquidation preference of the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding as of the effective date of the Merger plus the aggregate liquidation preference of additional shares of such preferred stock which may thereafter be issued by the Company in lieu of payment of cash dividends thereon plus all accrued and unpaid ‘dividends thereon plus the principal amount of additional Securities which may be issued pursuant to this Indenture.

TABLE SHOWING REFLECTION IN THIS INDENTURE OF CERTAIN PROVISIONS OF TRUST INDENTURE ACT OF 1939*

TIA Section	Indenture Section
310(a)(1)	7.10(b)
(a)(2)	7.10(a)
(a)(3)	N.A.**
(a)(4)	N.A.
(b)	7.08; 7.10; 11.02
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.05
(b)	11.03
(c)	11.03
313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06
(c)	7.06; 11.02
(d)	7.06
314(a)	4.03; 11.02
(b)	N.A.
(c)(1)	11.04
(c)(2)	11.04
(c)(3)	N.A.
(d)	N.A.
(e)	11.05
315(a)	7.01(b)
(b)	7.05; 11.02
(c)	7.01(a)
(d)	7.01(c)
(e)	6.11
316(a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N.A.
(b)	6.07

* This Table shall not for any purpose be deemed to be a part of this Indenture.

** N.A. means Not Applicable.

TIA Section

Indenture Section

317(a)(1) 6.08

(a)(2) 6.09

(b)	2.04

318(a) 11.01

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TABLE OF CONTENTS

Page ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions 1

SECTION 1.02 Other Definitions 11

SECTION 1.03 Incorporation by Reference

of the Trust Indenture Act 11

SECTION 1.04 Rules of Construction 12

ARTICLE 2

THE SECURITIES

SECTION 2.01 Dating; Incorporation of Form

in Indenture 13

SECTION 2.02 Execution and Authentication 13

SECTION 2.03 Registrar and Paying Agent 16

SECTION 2.04 Paying Agent to Hold Money

in Trust 17

SECTION 2.05 Securityholder List 18

SECTION 2.06 Transfer and Exchange 19

SECTION 2.07 Replacement Securities 20

SECTION 2.08 Outstanding Securities 21

SECTION 2.09 Treasury Securities 21

SECTION 2.10 Temporary Securities 22

SECTION 2.11 Cancellation 23

SECTION 2.12 Defaulted Interest 23

SECTION 2.13 Persons Deemed Owners 24

ARTICLE 3

REDEMPTION

SECTION 3.01 Notices to Trustee 24

SECTION 3.02 Selection of Securities to be

Redeemed 25

SECTION 3.03 Notice of Redemption 26

SECTION 3.04 Effect of Notice of Redemption 27

SECTION 3.05 Deposit of Redemption Price 27

SECTION 3.06 Securities Redeemed in Part 28

— iii —

Page

ARTICLE 4

COVENANTS

SECTION 4.01 Payment of Principal and Interest 28

SECTION 4.02 Maintenance of Office or Agency 29

SECTION 4.03 SEC Reports 30

SECTION 4.04 Waiver of Stay, Extension or

Usury Laws 30

SECTION 4.05 Compliance Certificates 31

ARTICLE 5

SUCCESSOR CORPORATION

SECTION 5.01 When Company May Merge, etc. 31

SECTION 5.02 Successor Corporation Substituted 33

ARTICLE 6

DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default 33

SECTION 6.02 Acceleration 36

SECTION 6.03 Other Remedies 37

SECTION 6.04 Waiver of Defaults and Events

of Default 38

SECTION 6.05 Control by Majority 38

SECTION 6.06 Limitation on Suits 39

SECTION 6.07 Rights of Holders to Receive

Payment 39

SECTION 6.08 Collection Suit by Trustee 40

SECTION 6.09 Trustee May File Proofs of Claim 40

SECTION 6.10 Priorities 41

SECTION 6.11 Undertaking for Costs 41

ARTICLE 7

TRUSTEE

SECTION 7.01 Duties of Trustee 42

SECTION 7.02 Rights of Trustee 44

SECTION 7.03 Individual Rights of Trustee 45

SECTION 7.04 Trustee’ s Disclaimer 46

SECTION 7.05 Notice of Defaults 46

SECTION 7.06 Reports by Trustee to Holders 46

SECTION 7.07 Compensation and Indemnity 47

SECTION 7.08 Replacement of Trustee 49

SECTION 7.09 Successor Trustee by Merger, etc. 50

SECTION 7.10 Eligibility; Disqualification 51

-iv-

Page

SECTION 7.11 Preferential Collection of

Claims Against Company 52

ARTICLE 8

SATISFACTION AND DISCHARGE OF INDENTURE

SECTION 8.01 Termination of Company’s

Obligations 52

SECTION 8.02 Application of Trust Money 54

SECTION 8.03 Repayment to Company 54

SECTION 8.04 Reinstatement 55

ARTICLE 9

AMENDMENTS AND WAIVERS

SECTION 9.01 Without Consent of Holders 55

SECTION 9.02 With Consent of Holders 56

SECTION 9.03 Limitations 57

SECTION 9.04 Compliance with the Trust

Indenture Act 58

SECTION 9.05 Revocation and Effect of Consents 58

SECTION 9.06 Notation on or Exchange

of Securities 59

SECTION 9.07 Trustee to Sign Amendments, etc. 60

ARTICLE 10

SUBORDINATION

SECTION 10.01 Agreement to Subordinate 60

SECTION 10.02 Liquidation; Dissolution,

Bankruptcy 61

SECTION 10.03 Default on Senior Debt 64

SECTION 10.04 Acceleration of Securities 67

SECTION 10.05 Notice by Company 67

SECTION 10.06 Subrogation 67

SECTION 10.07 Relative Rights 68

SECTION 10.08 Subordination May Not Be Impaired

by Company 69

SECTION 10.09 Trustee Entitled to Assume Payments

Not Prohibited in Absence of

Notice 70

SECTION 10.10 Application by Trustee of Monies

Deposited with It 72

SECTION 10.11 Trustee’s Compensation Not

Prejudiced 72

SECTION 10.12 Right of Trustee to Hold Senior

Debt 72

-v-

SECTION 10.13 Officers’ Certificate 73

SECTION 10.14 Securityholders Authorize Trustee

to Effectuate Subordination ofSecurities 73

ARTICLE II

MISCELLANEOUS

SECTION 11.01 Trust Indenture Act Controls 74

SECTION 11.02 Notices 74

SECTION 11.03 Communication by Holders

with Other Holders 76

SECTION 11.04 Certificate and Opinion as

to Conditions Precedent 76

SECTION 11.05 Statements Required in

Certificate and Opinion 77

SECTION 11.06 Rules by Trustee and Agents 77

SECTION 11.07 Legal Holidays 77

SECTION 11.08 Governing Law 78

SECTION 11.09 No Adverse Interpretation

of Other Agreements 78

SECTION 11.10 No Recourse Against Others 78

SECTION 11.11 Successors 78

SECTION 11.12 Multiple Counterparts 78

SECTION 11.13 Severability 79

SECTION 11.14 Table of Contents,

Headings , etc. 79

SIGNATURES 80

EXHIBIT A—FORM OF 12% JUNIOR SUBORDINATED

DEBENTURES DUE 2009 A-l

-VI-

INDENTURE dated as of , 19, between C3,

Inc., a Maryland corporation (the “Company”), and Bankers Trust Company, a New York banking corporation (hereinafter called the “Trustee”), having its principal corporate trust office at Four Albany Street, New York, New York 10015.

The Company has duly authorized the creation of an issue of 12% Junior Subordinated Debentures Due 2009 to be exchanged at the option of the Company for shares of its 12% Cumulative Exchangeable Redeemable Preferred Stock plus all accrued and unpaid dividends thereon and in payment of interest on the 12% Junior Subordinated Debentures Due 2009, in one or more series.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company’s 12% Junior Subordinated Debentures Due 2009:

ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE SECTION 1.01. Definitions.

“Affiliate” means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Subsidiary.

“Agent” means any Registrar, Paying Agent, co-registrar or agent for service of notices and demands. See Section 2.03.

“Board of Directors” means the Board of Directors of the Company or any authorized committee of the Board of

Directors.

“Bridge Lender” means Union de Banques Suisses (Luxembourg), S.A.

“C3, Inc.” means C3, Inc., a Maryland corporation, as constituted prior to the Merger.

“CAC” means C3 Acquisition Corp., a Delaware corporation, which has been merged with and into C3, Inc. in the Merger.

“Capital Stock” of any person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock.

“Certified Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company, under its corporate seal, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

“Company” means the party named as such in this Indenture, after giving effect to the Merger, until a successor replaces it pursuant to this Indenture and thereafter means the successor.

“Corporate Trust Office” means the corporate trust office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which on the date hereof is Four Albany Street, New York, New York 10015, Attention: Corporate Trust and Agency Group.

“Corporation” means any corporation and any voluntary association, joint stock company,” business trust or similar organization.

“Credit Agreement” means the Term Facility Credit Agreement, dated as of May 24, 1989, among CAC, as borrower, American Security Bank, N.A., as lender, and American Security Bank, N.A., as agent, as such agreement may at any time be amended, modified, renewed, replaced, refinanced or extended in accordance with the terms thereof and in effect from time to time.

“Debt” means Indebtedness.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Effective Date” means the date on which the Merger was consummated pursuant to the laws of the State of Maryland.

“Exchangeable Preferred Stock” means the 12% Cumulative Exchangeable Redeemable Preferred Stock of the Company.

“Guaranty” means a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business) directly or indirectly of all or any part of any Indebtedness.

“Holder” or “Securityholder” means the person in whose name a Security is registered on the Registrar’s books.

“Indebtedness” means, with respect to any person (i) any indebtedness of such person in respect of money borrowed or evidenced by any bond, note, debenture or similar instrument or under any letter of credit (or reimbursement agreement in respect thereto), (ii) any indebtedness of such person under any capitalized lease or representing the balance deferred and unpaid of the purchase price of any property which is evidenced by any bond, note, debenture or similar instrument, except any such balance that constitutes a trade payable and (iii) any Guaranty by such person of any indebtedness of others described in the preceding clause (i) or (ii), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with generally accepted accounting principles, and shall also include, to the extent not otherwise included, the amendment, modification, renewal, extension, refunding or refinancing of any item which would be included within this definition.

“Indenture” means this Indenture, as amended or supplemented from time to time in accordance with the terms hereof.

“Interest Payment Date” shall have the meaning as set forth in the form of Security annexed hereto as Exhibit A.

“Merger” means the merger of CAC with and into C3, Inc. pursuant to the Agreement and Plan of Merger dated May 4, 1989 between Knoll Capital Management L.P., a Delaware limited partnership, CAC and C3, Inc., as amended by a First Amendment to Agreement and Plan of Merger dated as of May 24, 1989 and a

Second Amendment to Agreement and Plan of Merger dated as of August 29, 1989, as the same at any time may be amended or modified.

“Obligations” means any principal, premium, interest, penalties, fees and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the President, any Vice President, the Treasurer, the Secretary or the Controller of the Company.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and an Assistant Treasurer, Assistant Secretary of the Company. In the event an Officer holds two positions with the Company, such Officer may sign an Officer’s Certificate only in one of such capacities. Each such Officers’ Certificate shall conform to the requirements of Sections 11.04 and 11.05.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company. Each such Opinion of Counsel shall conform to the requirements of Sections 11.04 and 11.05.

“person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“principal” of a debt security, including any Security, means the amount stated as principal on such security, plus the premium, if any, on such security.

“Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption pursuant to Paragraph 5 or 6 of the form of Security annexed hereto as Exhibit A.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price fixed for such redemption pursuant to Paragraph 5 or 6 of the form of Security annexed hereto as Exhibit A.

“Refinancing Bank Debt” means the bank debt, if any, incurred for the purpose of refinancing the Senior Bridge Notes or the Subordinated Bridge Notes (or, if applicable, the Senior Exchange Notes or the Subordinated Exchange Notes), as the document or documents governing such bank debt may be amended, modified or supplemented in accordance with the terms thereof.

“Responsible Officer” when used with respect to the Trustee, means any officer within the Corporate Trust and Agency Group (or any successor group) of the Trustee, including, without limitation, any vice president, assistant vice president, any assistant secretary or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers who shall, in any case, be responsible for the administration of this document or have familiarity with it, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred at the Corporate Trust Office because of his knowledge of and familiarity with the particular subject.

“SEC” means the Securities and Exchange Commission and any government agency succeeding to its functions.

“Securities” means the 12% Junior Subordinated Debentures Due 2009 of the Company of each series issued under this Indenture, including, without limitation, all Secondary Securities.

“Senior Bridge Notes” means the Senior Bridge Notes Due 1989 of CAC or the Company, as the case may be, in the aggregate principal amount of $20 million issued to the Bridge Lender pursuant to the Senior Bridge Note Purchase Agreement.

“Senior Bridge Note Purchase Agreement” means the Senior Bridge Note Purchase Agreement dated as of May 24, 1989 between CAC and the Bridge Lender, as the same may be amended, modified or supplemented in accordance with the terms thereof.

“Senior Debt” means (i) the Credit Agreement and all Obligations of the Company with respect thereto (including any interest accruing subsequent to the commencement of a proceeding in bankruptcy, insolvency or receivership), (ii) if issued, the Senior Notes, the Subordinated Notes, the Senior Exchange Notes, the Subordinated Exchange Notes, and the

Refinancing Bank Debt and all Obligations of the Company with respect thereto (including any interest accruing subsequent to the commencement of a proceeding in bankruptcy, insolvency or receivership), (iii) any other Indebtedness of the Company and all Obligations of the Company with respect thereto, unless by the terms of such Indebtedness it is specifically provided that such Indebtedness and such Obligations are not “Senior Debt,” and (iv) all amendments, modifications, renewals, extensions, refundings and refinancings of any of the foregoing. “Senior Debt” will not include (i) Indebtedness of the Company and all Obligations of the Company with respect thereto for goods or materials purchased in the ordinary course of business or services obtained in the ordinary course of business or Indebtedness consisting of trade payables and (ii) Indebtedness of the Company and all Obligations of the Company with respect thereto, the terms of which specifically provide that such Indebtedness and such Obligations are not “Senior Debt.”

“Senior Exchange Notes” means the Company’s Senior Exchange Notes Due 1994, which, if issued, will be issued in exchange for the Senior Bridge Notes.

“Senior Exchange Note Indenture” means the Indenture, between the Company and a trustee, pursuant to which the Senior Exchange Notes, if any, shall be issued, as the same may at any time be amended, modified or supplemented in accordance with the terms thereof.

“Senior Notes” means the Company’s Senior Notes Due 1994 which, if issued, will be issued to refinance the Senior Bridge Notes (or, if applicable, the Senior Exchange Notes).

“Senior Note Indenture” means the Indenture, between the Company and a trustee, pursuant to which the Senior Notes, if any, shall be issued, as the same may at any time be amended, modified or supplemented in accordance with the terms thereof.

“Subordinated Bridge Notes” means the Subordinated Bridge Notes Due 1989 of CAC or the Company, as the case may be, in the initial aggregate principal amount of $40 million and any additional Subordinated Bridge Notes issued in lieu of cash interest not paid thereon, issued to the Bridge Lender pursuant to the Subordinated Bridge Note Purchase Agreement.

“Subordinated Bridge Note Purchase Agreement” means the Subordinated Bridge Note Purchase Agreement dated as of May 24, 1989 between CAC and the Bridge Lender, as the same may be amended, modified or supplemented in accordance with the terms thereof.

“Subordinated Exchange Notes” means the Company’s Subordinated Exchange Notes Due 1999 which, if issued, will be issued in exchange for the Subordinated Bridge Notes.

“Subordinated Exchange Note Indenture” means the Indenture, between the Company and a trustee, pursuant to which the Subordinated Exchange Notes, if any, shall be issued, as the same may at any time be amended, modified or supplemented in accordance with the terms thereof.

“Subordinated Notes” means the Company’s Subordinated Notes Due 1999 which, if issued, will be issued to refinance the Subordinated Bridge Notes (or, if applicable, the Subordinated Exchange Notes).

“Subordinated Note Indenture” means the Indenture, between the Company and a trustee, pursuant to which the Subordinated Notes, if any, shall be issued, as the same may at any time be amended, modified or supplemented in accordance with the terms thereof.

“Subsidiary” of any person means any other person of which at least a majority of Capital Stock having ordinary voting power for the election of directors or other governing body of such person is owned by such person directly or through one or more Subsidiaries.

“TIA” means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) (i) as in effect on the date of this Indenture (except as provided in Section 9.04) or, (ii) if this Indenture is first qualified under the TIA after the issuance of Securities, as in force from and after the date of such qualification.

“Trustee” means the person named as “Trustee” ‘in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means the successor.

“United States” means the United States of America.

SECTION 1.02. Other Definitions.

Defined inTerm Section

“Bankruptcy Law” 6.01

“Custodian” 6.01

“Event of Default” 6.01

“Fractional Principal Amount” 2.02

“Legal Holiday” 11.07

“Paying Agent” 2.03

“Registrar” 2.03

“Secondary Securities” 2.02

“U.S. Government Obligations” 8.01

SECTION 1.03. Incorporation by Reference of the Trust

Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

“Commission” means the SEC;

“indenture securities” means the Securities;

“indenture securityholder” means a Holder or

Securityholder;

‘“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means

the Trustee; and

“obligor” on the indenture securities means the Company or any other obligor on the Securities.

Except for the terms “Affiliate” and “Bankruptcy Act,” all other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings assigned to them therein. The term “Affiliate” shall have the meaning set forth in Section 1.01 except that when such term is used in a provision of this Indenture required by the TIA such term shall have the meaning assigned by the TIA and the rules and regulations thereunder. The term “Bankruptcy Act” shall have the meaning assigned to the term “Bankruptcy Law” in Section 6.01.

SECTION 1.04. Rules of Construction. Unless the context otherwise requires:

(1)terms defined in this Article 1 have the meanings assigned to them in this Article 1;

(2)all other terms used herein which are defined in the TIA, either directly or by reference therein, have the meanings assigned to them therein;

(3)an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles as in effect from time to time;

(4)	“or” is not exclusive;
(5)	words in the singular include the plural, and inthe plural include the singular; and

(6)	provisions apply to successive events and transactions.

ARTICLE 2 THE SECURITIES

SECTION 2.01. Dating; Incorporation of Form in Indenture. The Securities are issuable in series denominated Series A through Series Z with all terms of each series being identical except that Securities of each series shall bear interest from the date on which Securities of that Series were first issued. All Securities/ whenever issued and however designated, will vote together as a single class. The Securities of each series and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A, which is a part of this Indenture. The Securities may have notations/ legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject or usage. The form of the Securities and any notation, legend or endorsement on them shall require the approval of the Company. Securities of each series shall be dated the date of their authentication.

SECTION 2.02. Execution and Authentication. Two Officers shall sign the Securities for the Company by manual or facsimile signature. The Company’s seal shall be impressed, affixed, imprinted or reproduced on the Securities and may be in facsimile form.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until the Trustee manually signs the certificate of authentication on the Security. The manual signature of the Trustee shall be conclusive evidence that a Security has been authenticated under this Indenture.

The Trustee shall not authenticate any Securities except pursuant to the written order of the Company signed by two Officers.

On each Interest Payment Date occurring on or prior to the sixth anniversary of the Effective Date, the Company may, at its option, in lieu of the payment of any portion of interest in cash, execute and cause the Trustee or an authenticating agent (upon written order of the Company signed by two Officers) to authenticate for original issue, and issue to the appropriate Holders of record, additional Securities in the aggregate principal amount equal to the amount of cash interest not paid on such Interest Payment Date (such duly executed and authenticated additional Securities sometimes being referred to herein as “Secondary Securities”), less the amount of any Fractional Principal Amounts (as hereinafter defined) due to such Holders. Each issuance of Secondary Securities in lieu of the payment of all or any portion of interest in cash on the Securities shall be made pro rata with respect to the outstanding Securities; provided, however, in the event that any such payment of interest in Secondary Securities would result in the issuance of any Secondary Security in a principal amount which is less than $10 or otherwise not an integral multiple of $10 (such principal amount, if less than $10 or, if such principal amount is greater than $10, the difference between such principal amount and the highest integral multiple of $10 which is less than such principal amount, as the case may be, is hereinafter referred to as the “Fractional Principal Amount”), the Company shall cause all Fractional Principal Amounts of Secondary Securities otherwise issuable to be aggregated and sold on the open market by an agent of the Company, and each person otherwise entitled to such Fractional Principal Amounts of Secondary Securities will receive a cash payment in lieu thereof equal to such Holder’s proportionate interest in the net proceeds of the sales of all such Fractional Principal Amounts in the open market. All Secondary Securities issued on any given Interest Payment Date shall be issued in the same series.

The Company shall deposit issued and authenticated Secondary Securities and cash in the amount of all aggregate Fractional Principal Amounts with the Trustee or Paying Agent on or before the Interest Payment Date. The issuance of

Secondary Securities, together with the payment of cash in lieu of Fractional Principal Amounts, to any such Holder shall be deemed to be payment in full of the interest owed to such Holder on the applicable Interest Payment Date;

The aggregate principal amount of Securities outstanding at any time may not exceed: (1) the aggregate liquidation preference of the shares of Exchangeable Preferred Stock which as of such time have been exchanged for Securities, plus (2) accrued and unpaid dividends thereon, plus (3) the aggregate principal amount of Secondary Securities then outstanding, except as provided in this Section 2.02 or in Section 2.07.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee-may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The Securities shall be issuable only in registered form without coupons in denominations of $10 and integral multiples thereof.

SECTION 2.03. Registrar and Paying Agent. Registration of transfer of the Securities may only be effected on the books of the Company. The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the “Registrar”), an office or agency where Securities may be presented for payment (the “Paying Agent”) and an office or agency where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Registrar shall keep a register for the Securities and of their transfer and exchange. The Company may appoint one or more co-Registrars and one or more additional Paying Agents. The Company or any Subsidiary may act as Registrar or Paying Agent. The term “Paying Agent” includes any additional Paying Agent. The Company may change any Paying Agent, Registrar, or co-Registrar without notice to any Securityholder.

If the Company shall appoint any Agent not a party to this Indenture, it shall enter into an appropriate agency agreement with such Agent. Such agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent or Agent for service of notices and demands, or fails to give the foregoing notice, the Trustee shall act as such.

SECTION 2.04. Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent, other than the Trustee, to agree in writing that it shall hold in trust for the benefit of Securityholders or the Trustee, subject to Article 10, all money and/or Secondary Securities held by the Paying Agent for the payment of principal of or interest on the Securities, and shall notify the Trustee in writing of any default by the Company (or any other obligor on the Securities) in making any such payment.

The Company at any time may require a Paying Agent to pay all money and/or Secondary Securities held by it to the Trustee and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to forthwith pay to the Trustee all sums, or turn over to the Trustee all Secondary Securities, so held in trust by such Paying Agent. Upon doing so, the Paying Agent shall have no further liability for the money and/or Secondary Securities. If the Company, a Subsidiary or an Affiliate acts as Paying Agent, it shall segregate the moneys and/or Secondary Securities and hold them in trust as a separate trust fund.

SECTION 2.05. Securityholder List. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Registrar shall furnish to the Trustee at least 10 days prior to each Interest Payment Date, but in any event at least semiannually, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders and the Company shall otherwise comply with Section 312(a) of the TIA. The Trustee may conclusively rely on any such list furnished to it.

SECTION 2.06. Transfer and Exchange. When a Security is presented to the Registrar or a co-Registrar with a request to register a transfer, the Registrar or co-Registrar shall register the transfer as requested, if its requirements for such transfer are met, and when Securities are presented to the Registrar or a co-Registrar with a request to exchange them for an equal principal amount of Securities of the same series in other authorized denominations, the Registrar shall make the exchange as requested, if the Registrar’s requirements for such exchange are met; provided, however, that every Security presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Registrar duly executed by the Holder thereof or his attorney duly authorized in writing. If a Security presented to the Registrar or a co-Registrar for transfer or exchange has previously been selected for redemption, however, the Registrar shall not be required to transfer or exchange it pursuant to this Section and the Security will instead be redeemed in accordance with Article 3. To permit transfers and exchanges, the Company shall execute and the Trustee shall authenticate Securities of the same series as the Securities being transferred or exchanged at the Registrar’s or co-Registrar’s request. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to any transfer or exchange but not in connection with any exchange pursuant to Sections 2.10, 3.06 or 9.06. Securities issued upon transfer or exchange shall be dated the same date as the Securities they replaced.

The Registrar need not transfer or exchange Securities of any series during a period of 15 days before a selection of Securities to be redeemed.

SECTION 2.07. Replacement Securities. If a mutilated Security is surrendered to the Trustee or if the Holder of a Security presents evidence to the satisfaction of the Company and the Trustee that the Security has been lost, destroyed or wrongfully taken, the Company shall execute and the Trustee shall authenticate a replacement Security of the same series if the requirements of the Trustee and the Company for such transactions are met. An indemnity bond may be required that is sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee or any Agent from any loss which any of them may suffer if a Security is replaced; provided, however, that in lieu of an indemnity bond, any responsible institutional Holder of the Securities may agree to so protect the Company, the Trustee or any Agent if such agreement is approved by such persons. The Company may charge for its expenses in replacing a Security. Any mutiliated Security surrendered to the Trustee shall be cancelled.

Every replacement Security is an additional obligation of the Company and shall be entitled to the benefits of this Indenture.

SECTION 2.08. Outstanding Securities. Securities outstanding at any time are the Securities of each series authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding.

If a Security that has been lost, destroyed or wrongfully taken is replaced pursuant to Section 2.07, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

If Securities are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

SECTION 2.09. Treasury Securities. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or any other obligor on the Securities or any Affiliate of either of them shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Securities and that the pledgee is not the Company or any other obligor on the Securities or any Affiliate of the Company or such other obligor.

SECTION 2.10. Temporary Securities. Until definitive Securities of a series are ready for delivery, the Company may execute and the Trustee shall upon written order of the Company signed by two Officers authenticate temporary Securities of the same series. Temporary Securities of such series shall be substantially in the form of definitive Securities of that series, but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall execute and the Trustee upon receipt of a written order of the Company signed by two Officers shall authenticate definitive Securities of such series in exchange for temporary Securities of the same series. Until such exchange, temporary Securities shall be entitled to the same rights, benefits and privileges as definitive Securities.

SECTION 2.11. Cancellation. The Company at any time may deliver outstanding Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or cancellation. The Trustee and no one else shall cancel all Securities surrendered for transfer, exchange, payment or cancellation and shall dispose of cancelled Securities as the Company directs. Subject to Sections 2.07 and 3.06, the Company may not issue new Securities to replace Securities that it has previously paid or delivered to the Trustee for cancellation.

SECTION 2.12. Defaulted Interest. If the Company defaults in a payment of interest on the Securities, such defaulted interest shall forthwith cease to be payable to the Holder on the relevant record date by virtue of having been such Holder, and such defaulted interest (which may be payable in Secondary Securities if the Interest Payment Date with respect to the period for which interest was not paid is prior to the sixth anniversary of the Effective Date) shall be paid by the Company to the persons who are Securityholders on a subsequent special record date. The Company shall fix the special record date and payment date. At least 15 days before the special record date, the Company shall mail to the Trustee and to each Securityholder a notice that states the special record date, the payment date, the amount of defaulted interest to be paid and whether such defaulted interest shall be paid in cash or Secondary Securities. The Company may pay defaulted interest in any other lawful manner.

SECTION 2.13. Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any Agent may treat the person in whose name such Security is registered as the owner of such Security for the purposes of receiving payment of principal of and (subject to Section 2.12) interest on such Security and for all other purposes whatsoever, and neither the Company, the Trustee nor any Agent shall be affected by notice to the contrary.

ARTICLE 3 REDEMPTION

SECTION 3.01. Notices to Trustee. If the Company elects to redeem Securities pursuant to Paragraph 5 of the Securities, at least 45 days (or such shorter time as the Trustee shall agree) before a Redemption Date, it shall deliver to the Trustee an Officers’ Certificate setting forth the Redemption Date and the principal amount of Securities to be redeemed.

If the Company decides to reduce the principal amount of Securities to be redeemed pursuant to Paragraph 6 of the Securities, at least 45 days (or such shorter time as the

Trustee shall agree) before a Redemption Date, it shall deliver to the Trustee an Officers’ Certificate specifying the amount of the reduction and the basis for it. If the Company decides to credit against any such redemption Securities it has not previously delivered to the Trustee for cancellation, it shall deliver the Securities with such notice.

SECTION 3.02. Selection of Securities to be Redeemed If less than all the Securities are to be redeemed, the Trustee shall select the Securities to be redeemed pro rata, by lot or by any other method that complies with the requirements of the national securities exchange, if any, on which the Securities being redeemed are listed, at the discretion of the Trustee. Securities in denominations larger than $10 may be redeemed in part in integral multiples of $10. All allocations as may be requisite for this purpose shall be made by the Trustee, in its discretion. The Trustee shall make the selection not less than 30 nor more than 60 days prior to the Redemption Date from Securities outstanding not previously called for redemption. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption. No distinction among series of Securities will be made in the selection of Securities for redemption. The Trustee shall notify the Company promptly of the Securities or portions of Securities to be called for redemption.

SECTION 3.03. Notice of Redemption. At least 30 days but not more than 60 days before a Redemption Date, the Company shall mail a notice of redemption by first-class mail to each Holder of Securities to be redeemed.

The notice shall identify the Securities to be redeemed and shall state:

(1)	the Redemption Date;
(2)	the Redemption Price and accrued interest;.
(3)	the name(s) and address(es) of the Paying Agent(s);

(4) that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price and accrued interest;

(5) unless the Company defaults in making payment of the Redemption Price, that interest on Securities called for redemption ceases to accrue on and after the Redemption Date and that the only remaining right of the Holders is to receive payment of the Redemption Price, plus accrued interest to the Redemption Date, upon surrender of the Securities to the Paying Agent;

(6)	whether the redemption is pursuant to the optional or mandatory redemption provisions of the Securities; and

(7) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the Redemption Date, upon surrender of such

Security, a new Security or Securities in principal amount equal to the unredeemed portion thereof will be issued.

At the Company’s written request, the Trustee shall give the notice of redemption in the Company’s name and at its expense.

SECTION 3.04. Effect of Notice of Redemption. Once notice of redemption is mailed, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price. Upon surrender to the Paying Agent, such Securities shall be paid at such Redemption Price, plus accrued interest to the Redemption Date; provided, however, that interest payments coming due on any Interest Payment Date prior to such Redemption Date will be payable to the Holders of record of such Securities on the relevant record date for such Interest Payment Date according to their terms, or pursuant to Section 2.12, if applicable.

Unless the Company defaults in making the redemption payment, interest on the Securities called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holder is to receive payment of the Redemption Price, plus accrued interest to the Redemption Date, upon surrender to the Paying Agent of the Securities.

SECTION 3.05. Deposit of Redemption Price. On or prior to the Redemption Date, the Company shall deposit with the Paying Agent in immediately available funds money sufficient to pay the Redemption Price of and (except if the Redemption Date is an Interest Payment Date) accrued interest on all Securities to be redeemed on that date, other than Securities or portions thereof called for redemption on that date which are delivered by the Company to the Trustee for cancellation.

SECTION 3.06. Securities Redeemed in Part. Upon surrender of a Security that is redeemed in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE 4 . COVENANTS

SECTION 4.01. Payment of Principal and Interest. The Company shall pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities. Principal and interest shall be considered paid on the date due if the Trustee or Paying Agent (other than the Company, any of its Subsidiaries or any of its Affiliates acting in that capacity) holds on that date money, in the case of payments of principal, or money and/or Secondary Securities, in the case of payments of interest, designated for and sufficient to pay all principal and interest then due.

The Company shall pay interest on overdue principal at the rate borne by the Securities.

SECTION 4.02. Maintenance of Office or Agency. The Company will maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee) where Securities may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 4.03. SEC Reports. The Company shall deliver to the Trustee within 30 days after it files them with the SEC copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company also shall comply with the other provisions of TIA § 314(a).

SECTION 4.04. Waiver of Stay, Extension or Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law, which would-prohibit or forgive the Company from paying all or any portion of the principal of and/or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that it may lawfully do so) the Company hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.05. Compliance Certificates. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate stating whether or not each signer knows of any Default or Event of Default. If such signers do know of such a Default or Event of Default, the certificate shall describe such Default or Event of Default. The certificate need not comply with Section 11.05.

ARTICLE 5.

SUCCESSOR CORPORATION

SECTION 5.01. When Company May Merge, etc. Except for the Merger, the Company will not merge with or into, or consolidate with, any other person and will not, directly or indirectly, sell, assign, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to any other person unless after consummation of such transaction:

(1) the Corporation resulting from such consolidation, or any Corporation (other than the Company) into which the Company shall be merged, shall be a Corporation organized under the laws of the United States or any state, municipality or other governmental division thereof, and shall assume by supplemental indenture the due and punctual payment of the principal of and interest on all the Securities then outstanding and the performance and observance of each and every covenant and condition in and of this Indenture and the Securities on the part of the Company to be performed or observed to the same extent that the Company is bound by and liable therefor;

(2) in the case of any such sale, assignment, lease, transfer or other disposition of all or substantially all the property or assets of the Company, the Corporation to whom such property or assets shall be sold, assigned, leased, transferred or otherwise disposed of shall be a Corporation organized under the laws of the United States or any state, municipality or other governmental division thereof and shall (A) expressly assume the due and punctual payment of the principal of and interest on all the Securities and the performance and observance of each and every covenant and condition in and of this Indenture and the Securities on the part of the Company to be performed or observed to the same extent that the Company is bound by and liable therefor and (B) simultaneously with the delivery to it of the conveyances or instruments of transfer of such property and assets, evidence the assumption referred to in the preceding clause (A) by entering into a supplemental indenture to the effect set forth in such clause;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 5.02. Successor Corporation Substituted. Upon any such merger or consolidation, or any such sale, assignment, lease, transfer or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01, the successor Corporation formed by such consolidation or into which the Company is merged or to which such sale, assignment, lease, transfer or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Corporation had been named as the Company herein, and thereafter all obligations of the Company hereunder shall terminate.

ARTICLE 6 DEFAULTS AND REMEDIES SECTION 6.01. Events of Default. An “Event of Default” occurs if:

(1) the Company defaults in the payment of interest on any of the Securities, when the same becomes due and payable and the Default continues for a period of 30 days (whether or not prohibited by the subordination provisions of Article 10);

(2) the Company fails to pay the principal of any of the Securities when the same becomes due and payable, whether at maturity, upon redemption or otherwise (whether or not prohibited by the subordination provisions of Article 10);

(3) the Company fails to observe or perform any other covenant, condition or agreement on the part of the Company to be observed or performed contained in this Indenture or the Securities and such failure continues for the period and after the notice specified below;

(4) the happening of an event of default under any agreement, instrument, note, mortgage, indenture or other obligation representing Indebtedness of the Company, or any other instrument pursuant to which any Indebtedness was issued or secured, which event of default shall have resulted in an aggregate of $25,000,000 or more principal amount of the Indebtedness of the Company outstanding under any such agreement, instrument, note, mortgage, indenture or other obligation becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless, within 90 days after such Indebtedness becomes or is declared due and payable, (A) such acceleration has been rescinded or annulled, or such Indebtedness has been discharged, or (B) the Company shall have contested such acceleration in good faith and by appropriate proceedings and have obtained and thereafter maintained the stay of such acceleration and all consequences thereof; provided, however, that if after the expiration of the period of such stay, as a result of the contest of such acceleration by the Company in appropriate proceedings, such acceleration is declared void ab initio, then the Event of Default hereunder by reason of such acceleration shall, without further action by the Company, the Trustee or any Holder, be deemed cured and not continuing;

(5) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company in an involuntary case or proceeding under any Bankruptcy Law which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company, (B) appoint a Custodian of the Company or for all or substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain undismissed, undischarged, or unbonded for a period of 90 days after entry thereof; or

(6) the Company shall, pursuant to or within the meaning of any Bankruptcy Law, (A) make any general assignment for the benefit of creditors, (B) commence a voluntary case or proceeding, (C) consent to the entry of a judgment, decree or order for relief in an involuntary case or proceeding, or (D) consent to the appointment of a Custodian of the Company or for all or substantially all of its property.

A Default under clause (3) is not an Event of Default until the Trustee, by written notice to the Company, or the Holders of at least 25% in principal amount of the Securities, by written notice to the Company and the Trustee, give notice of the Default and the Company does not cure the Default within 60 days after receipt of the notice.

Any notice of Default required under this Section must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”

The Term “Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term “Custodian” means any receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official under any Bankruptcy Law.

SECTION 6.02. Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(5) or (6)) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Securities then outstanding, by notice in writing to the Company (and to the Trustee if such notice is given by such Holders) may, and the Trustee at the request of such Holders shall, declare to be due and. payable immediately all unpaid principal and accrued interest on the Securities. Upon such declaration, the

principal and interest shall be due and payable immediately, but payment thereof shall be subject to the provisions of Article 10. If an Event of Default specified in Section 6.01(5) or (6) occurs and is continuing, the principal and all unpaid interest on the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholder and without regard to Article 10. The Holders of a majority in principal amount of the Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

SECTION 6.03. Other Remedies. If an Event of Default occurs and is continuing, at any time at least 30 days after the Trustee, by written notice to the Company, or the Holders of at least 25% of the principal amount of the Securities, by written notice to the Company and the Trustee, give the Company written notice of such Event of Default, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by applicable law.

SECTION 6.04. Waiver of Defaults and Events of Default. Subject to Sections 6.07 and 9.03, the Holders of a majority in principal amount of the Securities then outstanding, on behalf of the Holders of all of the Securities, by notice to the Trustee, may waive a Default or Event of Default and its consequences. When a Default or Event of Default is waived, it is cured and ceases.

SECTION 6.05. Control by Majority. The Holders of at least a majority in principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee under the Indenture. The Trustee, however, may refuse to follow any direction (i) that conflicts with law or this Indenture, (ii) that the Trustee determines may be unduly prejudicial to the rights of other Securityholders or (iii) that may involve the Trustee in personal liability; provided, however, that the

Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

SECTION 6.06. Limitation on Suits. A Securityholder may pursue any remedy with respect to this Indenture or the Securities only if:

(1)	the Holder gives to the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in principal amount of the Securities make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period the Holders of a majority in principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the request.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

SECTION 6.07. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Securityholder to receive payment of the principal of and interest on the Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

SECTION 6.08. Collection Suit by Trustee. If an Event of Default in the payment of interest or principal specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any other obligor on the Securities for the whole amount of unpaid principal and accrued interest remaining unpaid.

SECTION 6.09. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Securityholders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any monies or other property payable or deliverable on any such claims, and any Custodian in any such judicial proceeding is hereby authorized by each Securityholder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.

SECTION 6.10. Priorities. If the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

FIRST: to the Trustee for amounts due under Section 7.07;

SECOND: to holders of Senior Debt to the extent required by Article 10;

THIRD: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference, or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

FOURTH: to the Company.

The Trustee may fix a record date and payment date for any such payment to Securityholders.

SECTION 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by a Holder or Holders of more than 10% in principal amount of the Securities outstanding, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Security on or after the respective due dates expressed in such Security.

ARTICLE 7 TRUSTEE SECTION 7.01. Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b)	Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties that are specifically set forth in this Indenture or the TIA and no others and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture but need not verify the accuracy of the contents thereof.

(c) The Trustee may not be relieved from liability forits own negligent action, its own negligent failure to act, orits own willful misconduct, except that:

(1)This paragraph does not limit the effect of paragraph (b) of this Section.

(2)The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts.

(3)The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Every provision of this Indenture that in any wayrelates to the Trustee is subject to paragraphs (a), (b), (c)and (e) of this Section.

(e) Notwithstanding the foregoing provisions of this Section 7.01, the Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability, expense or fee (including counsel fees).

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held by the Trustee in trust need not be segregated from other funds except to the extent expressly provided for in this Indenture or required by law.

(g) No provision of this Indenture shall require the Trustee to expend or risk any of its own funds or incur any liability other than as expressly assumed by the Trustee hereunder unless it receives indemnity satisfactory to it against any loss, liability, cost or expense.

SECTION 7.02. Rights of Trustee. Subject to Section 7.01:

(1) The Trustee may rely on any document believed by it to be genuine and to have been signed by the proper person. The Trustee need not investigate any fact or matter stated in the document. The Trustee may conclusively rely as to the identity and addresses of Holders and other matters contained therein on the register of the Securities maintained by the Registrar pursuant to Section 2.03 and shall not be affected by notice to the contrary (other than written notice from the Registrar).

(2) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, which shall conform to Section 11.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion. The Trustee may consult with its own counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith reliance thereon.

(3) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(4) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(5) Unless otherwise specifically provided in the Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

SECTION 7.03. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to Sections 7.10 and 7.11.

SECTION 7.04. Trustee’s Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company’s use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities other than its authentication, or in any document used in the sale of the Securities other than any statement in writing provided by the Trustee for use in such document.

SECTION 7.05. Notice of Defaults. If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Securityholder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of the principal of or interest on any Security or in the payment of any sinking fund, the Trustee shall be protected in withholding such notice to the Securityholders if and so long as the Trustee’s board of directors, the executive committee of the Trustee, or a trust committee of directors and/or Responsible Officers in good faith determine that the withholding of such notice is in the interests of Securityholders.

SECTION 7.06. Reports by Trustee to Holders. Within 60 days after each May 15th beginning with the May 15th following the first issuance of Securities, the Trustee shall mail to each Securityholder, as their names and addresses shall appear on the register kept by the Registrar, a brief report dated as of such May 15th that complies with TIA § 313(a). The Trustee also shall comply with TIA § 313(b).

A copy of each report at the time of its mailing to Securityholders shall be mailed to the Company and filed with the SEC and each stock exchange, if any, on which the Securities are listed.

The Company agrees to notify the Trustee whenever the Securities become listed on any stock exchange.

SECTION 7.07. Compensation and Indemnity. The Company shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee’s compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances incurred or made by it, including the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

The Company shall indemnify the Trustee and any predecessor trustee for, and hold it harmless against, any loss or liability or expense incurred or suffered by it in connection with its duties under this Indenture, including the reasonable costs (including counsel fees) and other reasonable expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Trustee and any predecessor trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee and any predecessor trustee shall cooperate in the defense thereof. The Company need not pay for any settlement made without its written consent.

Each of the Trustee and any predecessor trustee shall have the right to retain its own counsel in connection with defense of any claim for which it may seek indemnity, but the fees and expenses of such counsel shall be at the expense of the Trustee or such predecessor trustee, as the case may be, unless (i) the Company shall not have employed counsel reasonably satisfactory to the Trustee or such predecessor trustee, as the case may be, within a reasonable time after notice of such claim or (ii) the named parties to any such proceeding (including impleaded parties) include the Company, on the one hand, and the Trustee or any predecessor trustee, on the other hand, and representation of the Company and such other party by the same counsel would be inappropriate due to actual or potential conflicts of interests between them, in any of which events such fees and expenses shall be borne by the Company.

The Company need not reimburse the Trustee or any predecessor trustee for or indemnify it against any expense, loss or liability incurred by the Trustee or any predecessor trustee through negligence or bad faith.

The obligations of the Company to the Trustee under this Section 7.07 shall not be subordinated to the payment of

Senior Indebtedness of the Company pursuant to Article 10. Such obligations shall survive the satisfaction and discharge of this Indenture. When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(6) or (7) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 7.08. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the Trustee and the Company in writing, and may appoint a successor Trustee with the Company’s written consent. The Company may remove the Trustee if:

(1)	the Trustee fails to comply with Section 7.10;
(2)	the Trustee is adjudged a bankrupt or an insolvent;
(3)	a receiver or other public officer takes charge of the Trustee or its property; or
(4)	the Trustee otherwise becomes incapable of acting.If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

If a successor Trustee shall not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the Securities then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee (subject to any lien created as provided in Section 7.07 hereof), the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail notice of its succession to each Securityholder at the expense of the Company.

SECTION 7.09. Successor Trustee by Merger, etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another Corporation, the successor Corporation without any further act shall be the successor Trustee.

SECTION 7.10. Eligibility; Disqualification.

(a)	This Indenture shall always have a Trustee who shall have a combined capital and surplus of at least $50,000,000.

(b) This Indenture shall always have a Trustee who satisfies the requirements of TIA § 310(a)(1) and (2). The Trustee shall comply with TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b)(9); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if (i) this Indenture and such other indenture or indentures are at the time wholly unsecured and such other indenture or indentures are hereafter qualified under the TIA, unless the SEC shall have found and declared by order pursuant to subsection (b) of Section 305 or subsection (c) of Section 307 of the TIA that differences exist between the provisions of this Indenture and the provisions of such other indenture or indentures which are so likely to involve a material conflict of interest as to make it necessary in the public interest or for the protection of investors to disqualify the Trustee from acting as such under one of such indentures, or (ii) the Company shall have sustained the burden of proving, on application to the SEC and after opportunity for hearing thereon, that trusteeship under this Indenture and under such other indenture is not so likely to involve a material conflict of interest as to make it necessary in the public interest or for the protection of investors to disqualify the Trustee from acting as such under one of such indentures.

SECTION 7.11. Preferential Collection of Claims Against Company. The Trustee shall comply with TIA § 311(a) and (b), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE 8 SATISFACTION AND DISCHARGE OF INDENTURE SECTION 8.01. Termination of Company’s Obligations. This Indenture shall cease to be of further effect when all outstanding Securities theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Securities which have been replaced or paid) to the Trustee for cancellation, and the Company has paid all sums payable hereunder. In addition, the Company may terminate all of its obligations under this Indenture subject to Section 10.10 if the Company irrevocably deposits or causes to be deposited in trust with the Trustee money or U.S. Government Obligations sufficient to timely pay and discharge the principal of and interest on the Securities to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, and at the time of such payment and deposit, the payment of such amount and the deposit of such funds do not violate the subordination provisions of this Indenture and are not otherwise prohibited by any Senior Debt and the Company delivers to the Trustee an Officers’ Certificate to such effect and stating that all conditions precedent to satisfaction and discharge of this Indenture have been complied with, and an Opinion of Counsel to the same effect. In such event, this Indenture shall cease to be of further effect (except as provided in the next succeeding paragraph), and the Trustee, on demand of the Company, shall execute proper instruments acknowledging discharge of the Company’s obligations under this Indenture.

However, the obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 4.01, 4.05, 7.07, 7.08, 8.03 and 8.04 shall survive until the Securities are no longer outstanding. Thereafter, only the Company’s obligations in Sections 7.07 and 8.03 shall survive.

As soon as 90 days have expired after such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Company’s obligations under the Securities and this Indenture except for those surviving obligations specified above.

In order to have funds available on a payment date to pay principal or interest on the Securities, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary funds. U.S. Government Obligations shall not be callable at the issuer’s option.

“U.S. Government Obligations” means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is piedged.

SECTION 8.02. Application of Trust Money. The Trustee shall hold in trust in a segregated account monies or U.S. Government Obligations deposited with it pursuant to Section 8.01. It shall apply the deposited monies and the proceeds of U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Securities.

SECTION 8.03. Repayment to Company. Subject to Section 8.01, the Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or U.S. Government Obligations held by them at any time after discharge of this Indenture.

The Trustee and the Paying Agent shall pay to the Company, upon the Company’s written request, any money or U.S. Government Obligations held by them for the payment of principal or interest that remains unclaimed for two years. After that, Securityholders entitled to the money must look to the Company for payment as general creditors unless an abandoned property law designates another person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.04. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.01 by reason of the subordination provisions of this Indenture, the terms of any Senior Debt, any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 until the earlier of such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.01 and the payment of the Securities in full; provided, however, that if the Company has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9 AMENDMENTS AND WAIVERS SECTION 9.01. Without Consent of Holders. The Company, when authorized by a Certified Resolution, and the Trustee may amend or supplement this Indenture or the

Securities without notice to or consent of any Securityholder:

(1)	to comply with Section 5.01;
(2)	to provide for uncertificated Securities as well as, or in place of, certificated Securities;

(3) to cure any ambiguity, omission, defect or inconsistency, or to make any other change that does not adversely affect the rights of any Securityholder; or

(4) to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the TIA, or under any similar federal statute hereafter enacted, and to add to this Indenture such other provisions as may be expressly permitted by the TIA, excluding, however, the provisions referred to in Section 316(a)(2) of the TIA as in effect on the date of the Merger or any corresponding provisions in any similar federal statute thereafter enacted.

SECTION 9.02. With Consent of Holders. Subject to Sections 6.07 and 9.03, the Company and the Trustee may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent or the affirmative vote of the Holders of at least a majority in principal amount of the Securities (including as Securities shares of Exchangeable Preferred Stock on a basis as if they had been exchanged for Securities prior to the record date for any such consent or vote). Subject to Sections 6.07 and 9.03, the Holders of at least a majority in principal amount of the Securities may waive compliance in a particular instance by the Company or any Subsidiary with any provision of this Indenture or the Securities without notice to any Securityholder.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment or waiver under this Section or Section 9.01(1) or 9.03 becomes effective, the Company shall mail to the Holder of each Security affected thereby a notice briefly describing the amendment or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or waiver.

SECTION 9.03. Limitations. Without the consent of each Securityholder affected, an amendment or waiver may not:

(1)	reduce the amount of Securities whose Holders must consent to an amendment or waiver;

(2) change the manner or form in which interest may be paid or reduce the rate of or extend the time for payment of interest, including interest on defaulted interest, on any Security;

(3)	reduce the principal of or extend the maturity of any Security, or alter the redemption provisions thereof;

(4)	waive a default in the payment of the principal of or interest on any Security;
(5)	make any changes in Sections 6.04, 6.07 or this Section 9.03;
(6)	modify the provisions of Article 10 hereof in a manner adverse to the Holders; or
(7)	make any Security payable in money or consideration other than that stated in the Security.

An amendment under this Section 9.03 may not make any change that adversely affects the rights under Article 10 of any holder of an issue of Senior Debt unless the holders of the issue pursuant to its terms consent to the change.

After an amendment or waiver under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing the amendment or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or waiver.

SECTION 9.04. Compliance with the Trust Indenture Act. Every amendment to this Indenture or the Securities shall be set forth in a supplemental indenture that complies with the TIA as then in effect if this Indenture shall then be qualified under the TIA.

SECTION 9.05. Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if a notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives written notice of revocation before the date the amendment or waiver becomes effective.

After an amendment or waiver becomes effective, it shall bind every Securityholder unless it makes a change described in any of clauses (1) through (7) of Section 9.03. In such case, the amendment or waiver shall bind each Holder of a Security who has consented to it.

SECTION 9.06. Notation on or Exchange of Securities. If an amendment or waiver changes the terms of a Security, the Trustee may request the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. The Trustee may place an appropriate notation about the changed terms on any Security thereafter authenticated. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall execute and the Trustee shall authenticate a new Security that reflects the changed terms.

SECTION 9.07. Trustee to Sign Amendments, etc. The Trustee shall sign any supplemental indenture authorized pursuant to this Article 9 if the supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In executing any supplemental indenture permitted by this Article, the Trustee shall be entitled to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Company may not sign a supplemental indenture until the Board of Directors approves it.

ARTICLE 10 SUBORDINATION SECTION 10.01. Agreement to Subordinate. The Company covenants and agrees, and each Securityholder by accepting a Security covenants and agrees, that the indebtedness evidenced by the Securities and the payment of all Obligations with respect to the Securities are hereby expressly made subordinate and subject in right of payment, to the extent and in the manner provided in this Article, to the prior payment in full of all Obligations with respect to the Senior Debt (whether now outstanding or hereafter created), that the subordination is for the benefit of the holders of Senior Debt, and that each holder of Senior Debt whether now outstanding or hereafter created, incurred, assumed or guaranteed shall be deemed to have acquired Senior Debt in reliance upon the covenants and provisions contained in this Indenture and the Securities and they and each of them may enforce such covenants and agreements.

All the provisions of this Indenture and the Securities shall be subject to the provisions of this Article 10, so far as they may be applicable thereto.

SECTION 10.02. Liquidation; Dissolution; Bankruptcy. Upon any distribution (whether cash, securities or other property, by set-off or otherwise) to creditors of the Company in a liquidation, winding up, dissolution or reorganization of the Company (whether in bankruptcy, reorganization, insolvency, receivership or similar proceedings or upon an assignment for the benefit of creditors or otherwise):

(a) holders of Senior Debt shall be entitled to receive payment in full of all Obligations with respect to the Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) to the date of payment on the Senior Debt before Securityholders shall be entitled to receive any payment of any Obligations with respect to the Securities; and

(b)	any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the Company or any other Corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 10 with respect to the Securities, to the payment in full without diminution or modification by such plan of all Senior Debt), to which the Holders of the Securities or the Trustee on behalf of the Holders of the Securities would be entitled except for the provisions of this Article 10, shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Debt or their representative, or to the trustee under any indenture under which Senior Debt may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Debt held or represented by each), to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Debt; and

(c) in the event that notwithstanding the foregoing provisions of this Section 10.02, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the

Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 10 with respect to the Securities, to the payment in full without diminution or modification by such plan of all Senior Debt), shall be received by the Trustee, Paying Agent or the Holders of the Securities on account of any Obligations with respect to the Securities before all Senior Debt is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 10.09 and 10.10) shall be received and held in trust for and shall be paid over to the holders of the Senior Debt remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Debt may have been issued (pro rata as provided in subsection (b) above), for application to the payment of such Senior Debt until all such Senior Debt shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Debt.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company. Failure to give such notice shall not affect the subordination of the Securities to Senior Debt as provided in this Article 10.

SECTION 10.03. Default on Senior Debt.

(a) Upon the maturity of any Senior Debt by lapse of time, acceleration or otherwise, all principal thereof and interest thereon (including any interest accruing subsequent to the commencement of any bankruptcy, insolvency or receivership proceeding by or against the Company) shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Debt, before any payment is made on account of any Obligations with respect to the Securities or to acquire any of the Securities.

(b) The Company may not, directly or indirectly, make any payment on account of any Obligations with respect to the Securities during the period (a “Deferral Period”) from the date of:

(A) the existence of a default in the payment when due (whether at maturity or upon acceleration or mandatory prepayment or on any principal installment payment date or interest payment date, or otherwise) of any Senior Debt (a “Payment Default”) until the earlier of (i) the date such Payment Default is cured or waived in writing and (ii) the date application of this Section 10.03(b) has been waived in writing by the holders of the Senior Debt to which such Payment Default relates; or

(B) the notice by the holders of 25% or more in principal amount of any Senior Debt to the Trustee (the “Deferral Notice”), a copy of which may be delivered by the

Trustee to the Company and the Securityholders, of any event of default (other than a Payment Default) or event that with the passing of time or the giving of notice, or both, would constitute such an event of default with respect to the Senior Debt (a “Non-Payment Default”), until the earlier of (i) the date such Non-Payment Default is cured (if capable of being cured), waived in writing or otherwise ceases to exist, (ii) the date application of this Section 10.03(b) has been waived in writing by the holders of the Senior Debt to which the default relates, and (iii) the 180th day after receipt by the Trustee of such Deferral Notice; provided, however, that (x) only one Deferral Notice relating to the same Non-Payment Default may be given, (y) no subsequent Deferral Notice may be given with respect to any Non-Payment Default existing at the time an effective Deferral Notice is given and (z) if any such Deferral Notice has been given, no subsequent Deferral Notice with respect to any number of different Non-Payment Defaults shall be effective until the later of (X) the date such subsequent Deferral Notice is received by the Trustee or (Y) the 365th day after receipt of the then most recent prior effective Deferral Notice.

Nothing in this Article 10, however, shall relieve the holders of Senior Debt or their representatives from any notice requirements with respect to the declaration of any event set forth in the instrument evidencing such Senior Debt. Upon termination of any Deferral Period the Company shall resume payments on account of the Obligations with respect to the Securities subject to the obligation of the Company, the Trustee and the Holders of Securities (or their Representatives) to pay over to the holders of Senior Debt amounts otherwise payable on account of the Obligations with respect to the Securities pursuant to the provisions of, and in the circumstances specified in, this Article 10.

(c) In the event that, notwithstanding the provisions of this Section 10.03, any payment shall be made by or on behalf of the Company and received by any Holder or the Trustee on behalf of any Holder on account of the Obligations with respect to the Securities after the maturity of any Senior Debt as described in Section 10.03(a) above or at a time when such payment was prohibited by the provisions of Section 10.03(b), then such payment shall be held in trust for the benefit of and shall, upon receipt by the Trustee of the Officers’ Certificate referred to in Section 10.13 if the Trustee is holding such payment, be immediately paid over and delivered to, the holders of such Senior Debt (pro rata as to each of such holders on the basis of the respective amounts of Senior Debt held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all such Senior Debt remaining unpaid to the extent necessary to pay the same in full in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt. The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Debt or any other default or event of default under such Senior Debt permitting the acceleration thereof.

SECTION 10.04. Acceleration of Securities. If payment of the Securities is accelerated because of an Event of Default, the Company shall promptly notify holders of Senior Debt of the acceleration.

SECTION 10.05. Notice by Company. The Company shall promptly notify the Trustee in writing and the Paying Agent of any facts known to the Company that would cause a payment of any Obligation with respect to the Securities to violate this Article, but failure to give such notice shall not affect the subordination of the Securities to the Senior Debt provided in this Article.

SECTION 10.06. Subrogation. After all Senior Debt is paid in full, and until the Securities are paid in full, Securityholders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Securities) to the. rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to the Securityholders have been applied to the payment of Senior Debt. A distribution made under this Article to holders of Senior Debt which otherwise would have been made to Securityholders is not, as between the Company and the Securityholders, a payment by the Company on the Securities. SECTION 10.07. Relative Rights. This Article defines the relative rights of Securityholders and holders of Senior Debt. Nothing in this Indenture shall:

(1) impair, as between the Company andSecurityholders, the obligation of the Company,which is absolute and unconditional, to pay allObligations with respect to the Securities inaccordance with their terms;

(2)	affect the relative rights of Securityholders and

creditors of the Company other than holders of Senior Debt; or

(3) prevent the Trustee or any Securityholder fromexercising its available remedies upon a Defaultor Event of Default, subject to the rights ofholders of Senior Debt to receive distributionsotherwise payable to Securityholders.

If the Company fails because of this Article to pay any Obligation with respect to a Security on the due date, the failure is still a Default or Event of Default.

SECTION 10.08. Subordination May Not Be Impaired by Company. No right of any holder of Senior Debt to enforce the subordination of the indebtedness evidenced by the Securities shall be impaired by any act or failure to act by the Company or by its failure to comply with this Indenture.

Without limiting the effect of the preceding paragraph, any holder of Senior Debt may at any time and from time to time without the consent of or notice to any Holder, without impairing or releasing any of the rights of any such holder of Senior Debt under this Indenture, upon or without any terms or conditions and in whole or in part:

(1) change the manner, place or terms of payment, and/or change or extend the time of payment of, renew or alter, any Senior Debt or any other liability of the Company to such holder, any security therefor, or any liability incurred directly or indirectly in respect thereof, and the provisions of this Indenture shall apply to the Senior Debt of the Company to such holder as so changed, extended, renewed or altered;

(2) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any Senior Debt or any other liability of the Company to such holder or any other liabilities incurred directly or indirectly in respect thereof or hereof and/or any offset there against;

(3) exercise or refrain from exercising any rights and/or remedies against the Company or others or otherwise act or refrain from acting or, for any reason, fail to file, record or otherwise perfect any security interest in or lien on any property of the Company or any other person;

(4) settle or compromise any Senior Debt or any other liability of the Company to such holder or any security therefor, or any liability incurred directly or indirectly in respect thereof or hereof, and may subordinate the. payment of all or any part thereof to the payment of any liability (whether due or not) of the Company to creditors of the Company other than such holder; and

(5) apply any sums by whomsoever paid and howsoever realized to any liability or liabilities of the Company to such holder regardless of what liability or liabilities of the Company to such holder remain unpaid.

SECTION 10.09. Trustee Entitled to Assume Payments Not Prohibited in Absence of Notice. The Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee, unless and until a Trust Officer of the Trustee shall have received written notice thereof from the Company or from one or more holders of Senior Debt or from any representative thereof or from any trustee therefor, together with proof satisfactory to the Trustee of such holding of

Senior Debt or of the authority of such representative or trustee; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Sections 7.01 and 7.02, shall be entitled to assume conclusively that no such facts exist.

The Trustee shall be entitled to rely on the delivery to it of a written notice by a person representing himself to be a holder of Senior Debt (or a representative or trustee on behalf of such holder) to establish that such notice has been given by a holder of Senior Debt or a representative or trustee on behalf of any such holder. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any person who is a holder of Senior Debt to participate in any payment or distribution pursuant to this Article 10, the Trustee may request such person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Debt held by such person, the extent to which such person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such person under this Article 10, and if such evidence is not furnished the Trustee may defer (without liability to any holder of Senior Debt or any representative or trustee on behalf of such holder) any payment to such person pending judicial determination as to the right of such person to receive such payment or until such time as the Trustee shall be otherwise satisfied as to the right of such person to receive such payment.

SECTION 10.10. Application by Trustee of Monies Deposited with It. Money or U.S. Government Obligations deposited in trust with the Trustee pursuant to and in accordance with Section 8.01 shall be subject to the provisions of Sections 10.01, 10.02, 10.03 and 10.06. This Section 10.10 shall be construed solely for the benefit of the Trustee and Paying Agent.

SECTION 10.11. Trustee’s Compensation Not Prejudiced. Nothing in this Article 10 shall apply to the obligations of the Company to the Trustee pursuant to Section 7.07.

SECTION 10.12. Right of Trustee to Hold Senior Debt. The Trustee, in its individual capacity, shall be entitled to all of the rights set forth in this Article 10 in respect of any Senior Debt, and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

With respect to the holders of Senior Debt, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 10, and no implied covenants or obligations with respect to the holders of Senior Debt shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Debt and the Trustee shall not be liable to any holder of Senior Debt if it shall mistakenly pay over or deliver to Holders of Securities, the Company or any other person monies or assets to which any holder of Senior Debt shall be entitled by virtue of this Article 10 or otherwise.

SECTION 10.13. Officers’ Certificate. If there occurs an event referred to in Section 10.03(b), the Company shall promptly give to the Trustee an Officers’ Certificate (on which the Trustee may conclusively rely, subject to Sections 7.01 and 7.02) identifying all holders of Senior Debt and the principal amount of Senior Debt then outstanding held by each such holder and stating the reasons why such Officers’ Certificate is being delivered to the Trustee.

SECTION 10.14. Securityholders Authorize Trustee to Effectuate Subordination of Securities. Each Holder by his acceptance of a Security irrevocably authorizes and expressly directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 10 and appoints the Trustee his attorney-in-fact for such purpose, including, in the event of any dissolution, winding-up or liquidation or reorganization under Bankruptcy Law of the Company (whether in bankruptcy, insolvency or receivership proceedings or otherwise), the timely filing of a claim for the unpaid balance of his

Securities in the form required in such proceedings and the causing of such claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceedings prior to 30 days before the expiration of the time to file such claims or proofs, then any of the holders of Senior Debt have the right to demand, sue for, collect, receive and make receipt for the payments and distributions in respect of the Securities which are required to be paid or delivered to the holders of Senior Debt as provided in this Article 10 and to file and prove all claims therefor and to take all such other action in the name of the Holders or otherwise, as any such holder of Senior Debt or such holders’ representative may determine to be necessary or appropriate for the enforcement of the provisions of this Article 10.

ARTICLE 11 MISCELLANEOUS

SECTION 11.01. Trust Indenture Act Controls. If this Indenture is qualified under the TIA and any provision hereof limits, qualifies, or conflicts with another provision that is required to be included in this Indenture by the TIA, such required provision shall control.

SECTION 11.02. Notices. Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by certified or registered, first-class mail,

return receipt requested or transmitted by telecopier

(confirmed by overnight air courier guaranteeing next day

delivery):

If to the Company:

C3, Inc.

460 Herndon Parkway

Herndon, Virginia 22070

Attention: Chief Executive Officer

Telecopy No.: (703) 834-3311

If to the Trustee:

Bankers Trust Company

Four Albany Street

New York, New York, 10015

Attention: Corporate Trust and Agency Group

Telecopy No.: (212) 250-6392

The Company or the Trustee by written notice to the

other may designate additional or different addresses or

telecopy numbers for subsequent notices or communications.

Any notice or communication mailed to a Securityholder

shall be mailed to such Holder’s address shown on the register kept by the Registrar. Failure to mail a notice or

communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders.

If the Company mails a notice or communication to

Securityholders, it shall mail a copy of such notice to the

Trustee and each Agent at the same time.

If a notice or communication is mailed in the manner

provided above within the time prescribed, it is duly given,

whether or not the addressee receives it.

In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice as required by this Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

SECTION 11.03. Communication by Holders with Other Holders. Securityholders may communicate pursuant to TIA § 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

SECTION 11.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company or any other obligor on the Securities to the-Trustee to take any action or refrain from taking any action under this Indenture, the Company or such obligor shall furnish to the Trustee:

(1) an Officers’ Certificate (which shall include the statements set forth in Section 11.05) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action or inaction have been complied with; and

(2) an Opinion of Counsel (which shall include the statements set forth in Section 11.05) stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with relating to the proposed action or inaction.

SECTION 11.05. Statements Required in Certificate and Opinion. Each certificate and opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1)	a statement that the person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)	a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

SECTION 11.06. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by, or a meeting of, Securityholders. The Registrar and Paying Agent may make reasonable rules and set reasonable requirements for their functions.

SECTION 11.07. Legal Holidays. A “Legal Holiday” is a Saturday, a Sunday or a day on which banking institutions are not required by law to be open in the State of New York. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest with respect to such payment shall accrue for the intervening period. If any other operative date for purposes of this Indenture shall occur on a Legal Holiday then for all purposes the next succeeding day that is not a Legal Holiday shall be such operative date.

SECTION 11.08. Governing Law. This Indenture and the Securities shall be construed and interpreted in accordance with and governed by the laws of the State of New York without giving effect to the conflicts of laws provisions thereof.

SECTION 11.09. No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Affiliate of the Company. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 11.10. No Recourse Against Others. All liability described in paragraph 17 of the Securities of any director, officer, employee or stockholder, as such, of the Company is waived and released.

SECTION 11.11. Successors. All agreements of the Company in this Indenture and the Securities shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 11.12. Multiple Counterparts. The parties may sign multiple counterparts of this Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.

SECTION 11.13. Severability. In case any provision in this Indenture or in the Securities shall be invalid, illegal, or unenforceable under the laws of any jurisdiction, the validity, legality and enforceability of the remaining provisions herein or therein, and any other application thereof, shall not in any way be affected or impaired thereby or under the laws of any other jurisdiction.

SECTION 11.14. Table of Contents, Headings, etc. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

SIGNATURES

(SEAL) C3, INC.

ATTEST:

            By:

(SEAL) BANKERS TRUST COMPANY,

as Trustee

ATTEST:

By:

EXHIBIT A

(FACE OF SECURITY)

C3, INC.

12% JUNIOR SUBORDINATED DEBENTURES DUE 2009

Series

No. $

AS STATED IN THE INDENTURE REFERRED TO HEREIN, THE RIGHTS

OF THE HOLDER HEREOF ARE SUBJECT TO SUBORDINATION IN CERTAIN

EVENTS TO ALL SENIOR DEBT (AS DEFINED IN THE INDENTURE) OF THE

COMPANY.

C3, INC., a Maryland corporation (the “Company,” which

term includes any successor Corporation under the Indenture

hereinafter referred to), for value received promises to pay to or registered assigns, the

principal sum of Dollars ($ )

on , 2009 (which date represents the first

interest payment date following the twentieth anniversary of the

Effective Date (as defined in the Indenture referred to herein)).

Interest Payment Dates: (1) and (2)

Record Dates: The fifteenth day immediately preceding each interest payment date.

(1) Insert month and day which corresponds to themonth and day of the six-month anniversary of the first of thefollowing to occur:

(i)	the fifteenth day of the month in which the Effective Date occurs, and (ii) the first day of the following month.
(2)	Insert month and day which corresponds to thesix-month anniversary of the month and day determined under (1)above.

A-l

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof which further provisions shall for all purposes have the same effect as though fully set forth in this place.

IN WITNESS WHEREOF, the Company has caused thisSecurity to be signed manually or by facsimile by its dulyauthorized officers and its corporate seal or a facsimilethereof to be affixed hereto or imprinted hereon.Dated: , 19

(SEAL) C3, INC.

Attest: By:

Secretary

This Security was issued on [ ]. The

Security will be issued with original issue discount (“OID”) for federal income tax purposes equal to [$ ] per thousand of the original principal amount; the total amount of OID allocable to the short first accrual period for purposes of computing OID on the Security ([ ) to ( ]) is approximately [            ] cents per thousand of the original principal amount; the annual yield to maturity of the Security for purposes of computing OID would be approximately [ %]; and the method used to calculate the annual yield to maturity of the short first accrual period and the amount of OID allocable to such period is the ( ] method specified in the proposed Treasury regulation.

Trustee’s Certificate

of Authentication

This is one of the 12% Junior Subordinated Debentures Due 2009 described in the within-mentioned Indenture.

,as Trustee

By:

A-3 Authorized Signatory

(Reverse of Security)

C3, INC. 12% JUNIOR SUBORDINATED DEBENTURE DUE 2002

1. Interest

The Company promises to pay interest on the principal amount of this Security at 12% per annum. The Company will pay interest semiannually on and of each year

(the “Interest Payment Dates”), beginning on the date stated on the face of this Security.

Subject to the terms of this paragraph, the Company may, in its sole discretion, issue Secondary Securities (as hereinafter defined) in lieu of a cash payment of any or all of the interest due on any Interest Payment Date occurring on or prior to , 199 . If the Company elects to issue

Secondary Securities in lieu of cash payment of interest due on any Interest Payment Date pursuant to the immediately preceding sentence, it shall execute and issue to the person who is the registered Holder of this Security on such record date, and shall instruct the Trustee to authenticate, an additional

1	Date which is the sixth anniversary of the First Interest Payment Date after Effective Date of the Merger.

Security (the “Secondary Security”), dated the date of such Interest Payment Date, in a principal amount equal to the amount of cash interest due but not paid on such Interest Payment Date; provided that in the event such payment would result in the issuance of any Secondary Security in a principal amount which is less than $10 or otherwise not an integral multiple of $10 (such principal amount, if less than $10, or if such principal amount is greater than $10, the difference between such principal amount and the highest integral multiple of $10 which is less than such principal amount, as the case may be, is hereinafter referred to as the “Fractional Principal Amount”), the Company shall cause all Fractional Principal Amounts otherwise issuable to be aggregated and sold on the open market by an agent of the Company, and each person otherwise entitled to such Fractional Principal Amounts of Secondary Securities will receive a cash payment in lieu thereof equal to such holder’s proportionate interest in the net proceeds of the sales of all such Fractional Principal Amounts in the open market. Each issuance of Secondary Securities shall be made pro rata with respect to the outstanding Securities. Any such Secondary Securities shall be governed by the Indenture and shall be subject to the same terms as this Security. All Secondary Securities issued on any given Interest Payment Date shall be issued in the same series. The term “Securities” shall hereinafter include the

Secondary Securities of any series that may be issued under the Indenture.

Interest on this Security will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance hereof; provided that, if there is no existing Default in the payment of interest, and if this Security is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date.

The Company shall pay interest on overdue principal at the rate then borne by this Security. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Securities are issuable in series, denominated Series A through Series Z, with all terms of each series being identical but for the legend, if any, on Securities of such series with respect to any original issue discount and except that Securities of each series shall bear interest from the date on which Securities of such series were first issued.

2. Method of Payment

The Company will pay interest on this Security (except defaulted interest) to the person who is the registered Holder of this Security at the close of business on the record date

(as specified on the face of this Security) next preceding the Interest Payment Date. The Holder must surrender this Security to a Paying Agent to collect principal payments. The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts (except in the case of Secondary Securities issued in lieu of cash interest payments). The Company, however, may pay principal and interest by its check payable in such money. It may mail an interest payment check, or Secondary Securities issued in lieu of interest paid in cash, or a combination thereof, to the Holder’s registered address. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

3. Paying Agent and Registrar

Initially, will act as Paying Agent

and Registrar. The Company may change any Paying Agent, Registrar or co-Registrar without notice to the Securityholders. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or co-Registrar.

4. Indenture; Limitations

The Company issued this Security under an indenture,dated as of , 19 (the “Indenture”), duly executed and delivered by the Company to Bankers Trust Company, a New York banking corporation (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of Securities. The terms of and definitions used in this Security include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) (the “TIA”) as in effect on the date of the Indenture. This Security is subject to all such terms, and the Holder of this Security is referred to the Indenture and the TIA for a statement of them.

The Securities are general unsecured obligations of the Company initially limited to $ 2 principal amount, subordinated to Senior Debt.

Pursuant to the Subordinated Exchange Note Indenture, no payments of principal may be made on this Security on the maturity date hereof or by way of any mandatory redemption, retirement or repurchase prior to the maturity of the Subordinated Exchange Notes unless the Company has complied with the covenants contained in the Subordinated Exchange Notes and the Subordinated Exchange Note Indenture.

5	Optional Redemption

Subject to paragraph 4 above, the Company may redeem the Securities of any series, at any time in whole or from time

2	See note (*) on cover of Indenture*

to time in part, at the election of the Company, at a redemption price equal to 100% of the principal amount thereof plus accrued but unpaid interest to the Redemption Date. 6. Mandatory Redemption

Subject to paragraph 4 above, on , 2003 and on the first Interest Payment Date after each anniversary of the Effective Date thereafter the Company will redeem twenty percent (20%) of the greatest principal amount of the Securities outstanding at any time prior to such date (assuming the full exchange of the shares of the Exchangeable Preferred Stock issued and outstanding), calculated to retire 80% of the Securities prior to final maturity and the remaining amount of the Securities to be redeemed at maturity, at a redemption price equal to 100% of the principal thereof plus accrued interest to the Redemption Date. The Company may apply as a credit against its mandatory redemption obligations under this paragraph 6 (i) an amount equal to the aggregate principal amount of Securities which was previously or simultaneously acquired by the Company and surrendered for cancellation or optionally redeemed pursuant to paragraph 5 above and (ii) $10 for each share of Exchangeable Preferred Stock previously or simultaneously acquired by the Company (other than through exchange) and surrendered through cancellation or optionally

3	First Interest Payment Date after the sixteenth anniversary of the Effective Date.

redeemed or redeemed, or which is to be called for redemption, pursuant to the mandatory redemption provisions of the Exchangeable Preferred Stock, in each case in satisfaction of all or any part of any mandatory redemption payment required to be made pursuant to this paragraph 6, provided that such Securities or shares of Exchangeable Preferred Stock have not been previously credited to the Securities’ mandatory redemption requirement.

7. Notice of Redemption

Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at his registered address. Securities in denominations larger than $10 may be redeemed in part in integral multiples of $10. Unless the Company defaults in making the redemption payment, on and after the Redemption Date, interest ceases to accrue on Securities or portions of them called for redemption.

No distinction among series of Securities will be made in the selection of Securities for redemption.

8. Denominations, Transfer, Exchange

The Securities are in registered form without coupons in denominations of $10 and integral multiples thereof. A Holder may register the transfer of or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not transfer or exchange any Securities selected for redemption, or transfer or exchange any Securities for a period of 15 days before a selection of Securities to be redeemed.

9. Subordination

This Security is subordinated and junior to all Senior Debt and the Obligations related thereto of the Company in the manner and to the extent set forth in the Indenture. To the extent and in the manner provided in the Indenture, Senior Debt must be paid before any payment may be made to any Holder of this Security. If payment of principal of or interest on the Securities is accelerated as a result of occurrence of an Event of Default, no payment may be made in respect of the Securities until all Senior Debt is paid in full. Any Securityholder by accepting this Security agrees to the subordination and authorizes the Trustee to give it effect. This Security is subordinated on a parity with, and is equal in right of payment to, all other Securities.

10.	Persons Deemed Owners

The registered Holder of this Security may be treated as the owner of it for all purposes except that interest will be paid to the Person that was the registered Holder on the next preceding record date.

11.	Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its request. After that Holders entitled to such money must look to the Company for payment.

12.	Discharge Prior to Redemption or Maturity

The Indenture will be discharged and cancelled, except for certain Sections thereof, subject to the terms of the Indenture, upon the payment of all the Securities or upon the irrevocable deposit with the Trustee or Paying Agent of money or U.S. Government Obligations sufficient for such payment or redemption. In the case of such a deposit Securityholders must look to the deposited money or securities for payment.

13.	Amendment and Waiver

Subject to certain exemptions, the Indenture or the Securities may be amended with the consent of the Holders of at least a majority in principal amount of the Securities, and any past default or compliance with any provision may be waived in a particular instance with the consent of the Holders of at least a majority in principal amount of the Securities. Without the consent of or notice to any Securityholder, the Company may amend the Indenture or the Securities to, among other things, provide for uncertificated Securities in addition to or in place of certificated Securities, to cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any Securityholder, or to make any changes necessary to effect the qualification of the Indenture under the TIA.

14.	Successor Corporation

When a successor Corporation assumes all the obligations of its predecessor under the Securities and the Indenture, the predecessor Corporation will be released from those obligations.

15.	Defaults and Remedies

An Event of Default is: default for 30 days in payment of interest on the Securities; default in payment of principal on the Securities; failure by the Company (after specified notice to it and after the specified grace period) to observe or perform any covenant, condition or agreement in the Indenture; acceleration of at least an aggregate of $25,000,000 of Indebtedness of the Company unless, within 90 days after such Indebtedness becomes or is declared due and payable, such acceleration has been rescinded or annulled or the Company shall have contested such acceleration in good faith and by appropriate proceedings and have obtained and thereafter maintained the stay of such acceleration and all consequences thereof (provided, however, that if after the expiration of such stay, as a result of the contest of such acceleration by the Company in appropriate proceedings, such acceleration is declared void ab initio, then the Event of Default by reason of such acceleration shall, without further action, be deemed cured and not continuing); or certain events of bankruptcy or insolvency. If an Event of Default occurs and is continuing (other than Defaults arising from certain events of bankruptcy or insolvency), the Trustee or the Holders of at least 25% in principal amount of the Securities may declare to be due and payable immediately all unpaid principal of the Securities and accrued interest to the date of acceleration. Upon such declaration, such amount shall be due and payable immediately, but payment thereof shall be subject to the Subordination provisions of the Indenture. If an Event of Default occurs as a result of certain events of bankruptcy or insolvency, the principal amount of and unpaid interest on the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholder. Subject to certain exceptions, upon payment of this amount, all of the Company’s obligations to Securityholders under the Securities and the Indenture shall terminate. Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the Securities then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing Default or Event of Default (except an Event of Default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company is required to file periodic reports with the Trustee as to the absence of Default.

16.	Trustee Dealings with the Company

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

I7- No Recourse Against Others

No director, officer, employee or stockholder, as such, of the Company shall have any liability for any obligations of the Company or any successor Corporation under the Securities or the Indenture or for any claim based on, in respect or by reason of, such obligations or their creation. Each Securityholder by accepting this Security waives and releases all such liability. This waiver and release are part of the consideration for the issue of the Securities.

18.	Authentication

This Security shall not be valid or become obligatory for any purpose until the Trustee or an authenticating agent signs the certificate of authentication on this Security.

19.	Definitions and Abbreviations

All capitalized terms contained in this Security,

unless otherwise defined, shall have the meanings assigned to them by the Indenture. Customary abbreviations may be used in the name of a Securityholder or an assignee, such as: TEN COM

(= tenants in common), TEN ENT (= tenants by the entireties),

JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform

Gifts to Minors Act).

THE COMPANY WILL FURNISH TO ANY SECURITYHOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO: C3, INC., 460 HERNDON PARKWAY, HERNDON, VIRGINIA 22070, ATTENTION: SECRETARY.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to:

(Insert assignee’s social security or Tax I.D. no.)

(print or type assignee’s name, address and zip code) andirrevocably appoint

Agent to transfer this Security on the books of theCompany. The Agent may substitute another to act for himDate: Your signature:

(Sign exactly as your name appears on the

other side of this Security)

Signature Guarantee:

Exhibit 4.2

Exhibit 4.2

STATE DEPARTMENT OF

AND TAXATION

APPROVED FOR RECORD

C3 Inc.

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

RECEIVED

JAN 14 AM 11 28

FIRST: The charter of C3, Inc., a Maryland corporation (the “Corporation”) hereby amended by deleting existing Article FIRST in its entirety and substituting in lieu thereof a new article to read as follows:

FIRST: The name of the corporation

(which is hereafter called the “Corporation”) is:

Telos Corporation

SECOND: The amendment to the charter of the Corporation as set forth above has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by Law.

THIRD: The undersigned Vice President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Vice President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles to be signed in its name and on its behalf by its Vice President and attested to by its Secretary on this 13 day of April, 1995.

ATTEST: C3, INC.

By: (SEAL)

Secretary Vice President

Gerald D. Calhoun William LP. Browrley, Esq.

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RECEIVED

JAN 14 AM 12 26

C3, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

C3, Inc., a Maryland corporation, having its principal£

office at Baltimore, Maryland (hereinafter referred the

“Corporation”), hereby certifies that:

FIRST: The Corporation’s charter (the “Charter”) is amended and restated by deleting in their entirety Articles FIRST, through NINTH (including Exhibits A through D) therefrom and substituting in lieu thereof nev Articles FIRST through EIGHTH and as so amended is restated in its entirety, as follows: .

FIRST: That the name of the corporation (which is hereinafter called the “Corporation”) is

C3, INC.

SECOND: The purpose for which the Corporation is formed is to carry on any lawful business within the State of Maryland or elsewhere, and the Corporation shall have, enjoy and exercise all of the powers and rights now or hereafter conferred by statute upon corporations.

THIRD: The current address of the principal office of the corporation in this State is c/o: The Corporation Trust Incorporated, 32 South Street. Baltimore, Maryland 21202. The current Resident Agent of the Corporation is: The Corporation Trust Incorporated, whole post office address is: 32 South Street; Baltimore, Maryland 21202. The Resident Agent so designated is a Maryland corporation.

FOURTH: The Corporation shall have four (4) Directors, which number may be increased or decreased in accordance with the Charter or By-Laws of the Corporation. The following are the names of the current Directors who shall act as such until their successors are duly elected and qualified:

Anthony L. Craig Fred Knoll Elton Vogel John Porter

STATE OF

I hereby certify that this is a true and copy of the 160 page document on file of this office.

FIFTH: The total number of shares of capital stock that the Corporation has authority to issue is Sixty-One Million Thirteen Thousand Five Hundred (61,013,500) shares of which (i) Fifty million (50,000,000) shares shall be Class A Common Stock with no par value, (ii) Five Million (5,000,000) shares shall be Class B Common Stock with no par value, (iii) Six Million (6,000,000) shares shall be 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Exchangeable Preferred Stock”) with a par value of $.01 per share, (iv) Three Thousand (3,000) shares shall be Senior Exchangeable Preferred Stock (the “Senior Preferred Stock”) with a par value of $.01 per share, (v) One Thousand Two Hundred Fifty (1,250) shares shall be Series A-l Redeemable Preferred Stock (the “Series A-l Preferred Stock”) with a par value of $.01 per share, (vi) One Thousand Seven Hundred Fifty (1,750) shares shall be Series A-2 Redeemable Preferred Stock (the “Series A-2 Preferred Stock”) with a par value of $.01 per share and (vii) Seven Thousand Five Hundred (7,500) shares of Series A-4 Preferred Stock which are redesignated as Class B Preferred Stock (the “Class B Preferred Stock”) with a par value of $.01 per share. The aggregate par value of all classes of stock having par value is Sixty Thousand One Hundred Thirty Five Dollars ($60,135). The following is a description of each class of stock of the Corporation with the preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and terms and conditions of redemption thereof:

(A) (1) Except as otherwise provided by the Charter of the Corporation, the rights, preferences and limitations of the Class A Common Stock and the Class B Common Stock shall be in all respects identical, share for share. The holders of the Class A Common Stock and Class B Common Stock shall have the right to vote on all matters requiring action of the stockholders or submitted to the stockholders for action; provided, however, that, in the event the United States Defense Investigative Service (“DIS”) determines that such shares of Class B Common Stock may not be voting securities, the voting rights of the Class B Common Stock shall be suspended until such time as DIS approves the reinstatement of such voting rights. The suspension of the voting rights of any holder of Class B Common Stock shall have no effect on any other rights of a holder of Class B Common Stock. Unless limited by the above proviso, the holders of the Class A Common Stock and Class B Common stock shall have one vote for each share of Class A Common Stock and Class B Common Stock held. Subject to

01.	14. 92 12:05 PM P0C”

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the prior rights of the Preferred Stock, each holder of the Class A Common Stock and the Class B Common Stock shall be entitled to receive its pro rata share of such dividends as may be declared by the Board of Directors of the Corporation payable out of funds legally available therefor; provided that if dividends are declared which are payable in shares of Common stock, such dividends paid to holders of Class A Common stock shall be paid in shares of Class A Common Stock, and such dividends paid to holders of Class B Common Stock shall be paid in shares of Class B Common Stock, in each case at the same rate for each such class of Common Stock. The Corporation shall not make any split-up, division, consolidation or other reclassification of any class of Common Stock unless it makes a corresponding split-up, division, consolidation or reclassification in each other class of Common Stock.

(2) The holders of the Class A Common Stock and Class B Common Stock, voting as a single class, shall have the sole right to elect all members of the Board of Directors of the Corporation other than any members separately elected by any series of Preferred Stock of the Corporation.

(B) The Senior Preferred Stock, the Series A-l Preferred Stock, the Series A-2 Preferred Stock and the Class B Preferred Stock shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and terms and conditions of redemption, as set forth in Exhibits A through D attached hereto.

(C) The Exchangeable Preferred Stock shall have the following powers, preferences, rights, qualifications, limitations, restrictions and other provisions:

1. Rank. The Exchangeable Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution, (a) junior to any other class or series of the Preferred Stock of the Corporation the terms of which shall specifically provide that such class or series shall rank prior to the Exchangeable Preferred Stock (any such other securities are referred to herein collectively as the “Senior Securities”), (b) on a parity with any other class or series of the Preferred Stock of the Corporation the terms of which shall specifically provide that such class or series shall rank on a parity with the Exchangeable Preferred Stock (the Exchangeable Preferred Stock and any such other securities are referred to herein collectively as the “Parity Securities”), and (c) prior to the Class A Common Stock and the Class B Common Stock of the Corporation (collectively, the “Common Stock”) and any other class or series of the Preferred Stock of the Corporation the terms of which specifically

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provide that such class or series shall rank junior to the Exchangeable Preferred Stock (any of such other securities of the Corporation to which the Exchangeable Preferred Stock ranks prior, including the Common stock, are referred to herein collectively as the “Junior Securities”).

2. Dividends. (a) The holders of the shares of Exchangeable Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative dividends at the annual rate of 12% ($1.20) per share and no more. Such dividends shall be payable, in preference to dividends on the Junior Securities, in equal semi-annual payments out of funds legally available therefore (a) commencing with the first sixth-month anniversary of the first of the following to occur after the effective date (“the Effective Date”) of the Merger (“Merger”)of C3 Acquisition Corp., a Delaware corporation, with and into the Corporation (i) the fifteenth day of the month in which the Effective Date occurs or (ii) the first day of the following month, and (b) on each sixth-month anniversary thereof (each of such dates being a “Dividend Payment Date”). Such dividends shall be paid to the holders of record at the close of business on the date specified by the Board of Directors at the time such dividends are declared; provided, however, that such date shall not be more than 90 days prior to the respective Dividend Payment Date. Dividends payable on shares of Exchangeable Preferred Stock (whether payable in cash or in stock) shall be fully cumulative and shall accrue (whether or nor earned or declared), without interest, from the date of issuance of the Exchangeable Preferred Stock at the Effective Date. Any dividends payable with respect to the Exchangeable Preferred Stock during the first six years after the Effective Date may be paid (subject to restriction under applicable state law), in the sole discretion of the Board of Directors, in cash or by issuing additional full paid and nonassessable shares of Exchangeable Preferred Stock at the rate of 0.06 of a share for each $.60 of such dividends not paid in cash, and the issuance of such additional shares shall constitute full payment of such dividends. The Corporation shall not issue fractions of Exchangeable Preferred Stock (“Fractional Shares”) in payment of any such dividends. In lieu of any Fractional Shares, the Corporation will cause all Fractional Shares otherwise issuable to be aggregated and sold on the open market by an agent of the corporation, and each holder of Exchangeable Preferred Stock otherwise entitled to receive a Fractional Share shall receive a cash payment in lieu thereof equal to such holder’s proportionate interest in the net proceeds of the sale or sales of all such Fractional Shares in the open market within 20 days after the Dividend Payment Date. The Corporation’s dividend

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payment obligations under this paragraph 2(a) shall be discharged upon the delivery to such agent of the certificate or certificates representing shares of Exchangeable Preferred Stock equal to the aggregate of such Fractional Shares. All shares of Exchangeable Preferred Stock which may be issued as a dividend with respect to the Exchangeable Preferred Stock will thereupon be duly authorized, validly issued, full paid and nonassessable and free of all liens and charges.

(b) All dividends paid with respect to shares of the Exchangeable Preferred Stock pursuant to paragraph 2(a) shall be paid pro rata to the holders entitled thereto.

(c) Notwithstanding anything contained herein to the contrary, no cash dividends (other than the payment of cash in lieu of the issuance of Fractional Shares) on shares of Exchangeable Preferred Stock, the Parity Securities or other Junior Securities shall be declared by the Board of Directors and paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement regarding the borrowing of funds or the extension of credit which is binding upon the Corporation or any subsidiary of the Corporation (all such agreements of the Corporation and its subsidiaries are referred to collectively herein as the “Debt Agreements”), specifically prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder or, in the case of a Debt Agreement binding on a subsidiary of the Corporation, prohibit or restrict the payment of dividends or the making of loans to the Corporation by such subsidiary of the Corporation, prohibit or restrict the payment of dividends for the purpose of paying such dividends; provided, however, that nothing in this paragraph 2(c) shall in any way or under any circumstances be construed or deemed to require the Board of Directors to declare or the Corporation to pay or set apart for payment any cash dividends on shares of the Exchangeable Preferred Stock at any time, whether permitted by any of the Debt Agreements or not.

(d)(1) If at any time the Corporation shall have failed to pay full dividends which have accrued (whether or not declared) on any Senior Securities, no cash dividends (other than the payment of cash in lieu of the issuance of Fractional Shares) shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on shares of the Exchangeable Preferred Stock or any other Parity Securities unless, prior to or concurrently with such declaration, payment or setting apart for payment, all accrued and unpaid dividends on all outstanding shares of such Senior Securities shall have

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been paid or declared and paid or set apart for payment. No full dividends shall be declared or paid or set apart for payment on any Parity Securities for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Exchangeable Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. If any dividends are not paid in full, as aforesaid, upon the shares of the Exchangeable Preferred Stock and any other Parity Securities, all dividends declared upon shares of the Exchangeable Preferred Stock and any other Parity Securities shall be declared and paid pro rata so that the amount of dividends declared and paid per share on the Exchangeable Preferred Stock and such other Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Exchangeable Preferred Stock and such other Parity Securities bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Exchangeable Preferred Stock or any other Parity Securities which may appear in arrears.

(ii) The Corporation shall not declare, pay or set apart for payment any dividend on any of the Exchangeable Preferred Stock or make any payment on account of, or set apart for payment money for a sinking or other similar fund for the purchase, redemption or other retirement of, any of the Exchangeable Preferred Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Exchangeable Preferred Stock, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation, or other property (other than distributions or dividends in shares of Exchangeable Preferred Stock to the holders thereof), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Exchangeable Preferred Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Exchangeable Preferred Stock, unless prior to or concurrently with such declaration, payment, setting for payment, purchase or distribution, as the case may be, all accrued and unpaid dividends on shares of any Senior Securities shall have been or be duly paid in full and all redemption payments which have become due with respect to such Senior Securities shall have been or be duly discharged.

Any dividend not paid pursuant to this paragraph (2) shall be fully cumulative and shall accrue (whether or not declared), without interest, as set forth in paragraph (2)(a) hereof.

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(e) Holders of shares of the Exchangeable Preferred stock shall be entitled to receive the dividends provided for in paragraph (2)(a) hereof in preference to and in priority over any dividends upon any of the Junior Securities.

(f) Subject to the foregoing provisions of this paragraph (2), the Board of Directors may declare, and the Corporation may pay or set apart for payment, dividends and other distributions on any of the Junior Securities, and may purchase or otherwise redeem any of the Junior Securities or any warrants, rights or options exercisable for or convertible into any of the Junior Securities, and the holders of the shares of the Exchangeable Preferred Stock shall not be entitled to share therein.

3. Liquidation Preference. (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Exchangeable Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to $10 for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends (whether or not earned or declared) thereon to the date fixed for liquidation, dissolution or winding up before any payment shall be made or any assets distributed to the holders of any of the Junior Securities; provided, however, that the holders of outstanding shares of the Exchangeable Preferred Stock shall not be entitled to receive such liquidation payment until the liquidation payments on all outstanding shares of Senior Securities, if any, shall have been paid in full. Except as provided in the preceding sentence, holders of Exchangeable Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Exchangeable Preferred Stock and Parity Securities, then the holders of such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of shares of Exchangeable Preferred Stock and the holders of outstanding shares of such other Parity Securities are entitled were paid in full.

(b) For the purpose of this paragraph 3, neither the voluntary sale, lease, conveyance, exchange, or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the

Corporation nor the consolidation or merger of the Corporation

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with one or more other corporations, shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, unless such voluntary sale, lease, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution or winding up of the business of the Corporation.

4. Redemption, (a) Subject to the legal availability of funds, any contractual restrictions then binding on the Corporation (including restrictions under Debt Agreements) and applicable state law, the Corporation may redeem at its option, at any time, the Exchangeable Preferred Stock, in whole or in part, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption, without interest.

(b) Subject to the legal availability of funds, any contractual restrictions then binding on the Corporation (including restrictions under Debt Agreements) and applicable state law, commencing on the first Dividend Payment Date (or, if any Exchange Debentures (as hereinafter defined) are outstanding, the first interest payment date for the Exchange Debentures) after the sixteenth anniversary of the Effective

Date and on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures) after each anniversary of the Effective Date thereafter (each date separately referred to as “Mandatory Redemption Date”), so long as any shares of the Exchangeable Preferred Stock shall be outstanding, the Corporation shall set aside, in trust, as and for a sinking fund for the Exchangeable Preferred Stock, a sum sufficient to redeem and shall redeem in each year an amount equal to at least 20% of the greatest number of shares of Exchangeable Preferred Stock issued and outstanding at any time, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption, without interest, and on the first Dividend Payment Date following the twentieth anniversary of the Effective Date, the Corporation shall set aside pursuant to paragraph 6 hereof a sum sufficient to redeem and shall redeem all outstanding shares of Exchangeable Preferred Stock at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) to such date. The Corporation shall at its option, be entitled to credit against the number of shares to be redeemed on any Mandatory Redemption Date a number of shares equal to the sum of (i) the number of shares of Exchangeable Preferred Stock (A) acquired by the Corporation (other than through an exchange pursuant to paragraph 5 hereof) and

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surrendered to the transfer agent with respect to the

Exchangeable Preferred Stock for cancellation or (B) redeemed other than pursuant to this paragraph 4(b), plus (ii) an amount equal to (x) divided by (y), where (x) equals the aggregate principal amount of Exchangeable Debentures which was previously or simultaneously acquired by the Corporation and surrendered for cancellation optionally redeemed or redeemed, or which is to be called for redemption, pursuant to the mandatory redemption provisions of the Debenture relating to the Exchange Debentures on such Mandatory Redemption Date, and where (y) equals $10; provided that such shares of Exchangeable Preferred Stock or such Exchangeable Debentures have not been previously credited to the Exchangeable Preferred Stock mandatory redemption requirement on such Mandatory Redemption Date:

(c) Shares of Exchangeable Preferred Stock which have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, shall (upon compliance with any applicable provisions of law) have the status of authorized and unissued shares.

(d) Notwithstanding the foregoing provisions of paragraph 4, if full cumulative dividends on all outstanding shares of Exchangeable Preferred Stock shall not have been paid or are not contemporaneously declared and paid for all past dividend periods, the Corporation may not redeem shares of Exchangeable Preferred Stock pursuant to paragraph 4(a) unless the shares to be redeemed are selected pro rata (with rounding to the nearest whole share).

(e) If the Corporation shall fail to discharge its obligation to redeem shares of Exchangeable Preferred Stock pursuant to paragraph 4(b) (the “Mandatory Redemption Obligation”), the Mandatory Redemption Obligation shall be discharged as soon as the Corporation is able to discharge such Mandatory Redemption Obligation.

5. Exchange. The Corporation may, at its sole option, exchange in whole or in pact, on any Dividend Payment Date from and after the second anniversary of the Effective Date, shares of Exchangeable Preferred Stock then outstanding for a new series of 12% Junior Subordinated Exchange Debentures due 2009 of the Corporation (the “Exchange Debentures”) to be issued pursuant to an indenture between the Corporation and the trustee named therein (the “Indenture”) filed as an exhibit to the Corporation’s Registration Statement on Form S-4 (Registration No. 33-31671), as amended, a copy of which is on file with the Secretary of the Corporation. In the event of any such exchange, holders of Exchangeable Preferred Stock

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shall be entitled to receive on the date of exchange (i) Exchange Debentures in an aggregate principal amount equal to the aggregate liquidation preference of all shares of Exchangeable Preferred Stock held by them being exchanged/ plus (ii) an amount equal to all accrued but unpaid dividends on such Exchangeable Preferred Stock (whether or not earned or declared, without interest); provided, however, that in the event any such issuance of Exchange Debentures in exchange for shares of Exchangeable Preferred Stock would result in the issuance of any Exchange Debentures in a principal amount which is less than $10 or otherwise not an integral multiple of $10 (such principal amount, if less than $10, or, if such principal amount is greater than $10, the difference between such principal amount and the highest integral multiple of $10 which is less than such principal amount, is hereinafter referred to as the “Fractional Principal Amount”), the Corporation shall cause all Fractional Principal Amounts of Exchange Debentures otherwise issuable to be aggregated and sold on the open market by an agent of the Corporation, and each person otherwise entitled to such Fractional Principal Amounts of Exchange Debentures will receive a cash payment in lieu thereof equal to such holder’s proportionate interest in the net proceeds of the sale or sales of all such Fractional Principal Amounts in the open market within 20 days after the Dividend Payment Date. On the date fixed for any such exchange, the rights of the holders of Exchangeable Preferred Stock so exchanged as stockholders of the Corporation shall cease and the person or persons entitled to receive the Exchange Debentures issuable upon exchange shall be treated for all purposes as the registered holder or holders of such Exchange Debentures. In accordance with paragraph 6 hereof, the Corporation shall mail to each record holder of Exchangeable Preferred Stock written notice of its intention to exchange not less than 30 days nor more than 60 days prior to the exchange. Prior to giving notice of its intention to exchange, the Corporation shall have executed and delivered to a bank or trust company selected by the Corporation the Indenture with such changes as may be required by stock exchange rules, law or usage or as may be agreed to by the Corporation and the holders of a majority of the then outstanding shares of the Exchangeable Preferred Stock. The Corporation shall have caused the Indenture to be qualified under the Trust Indenture Act of 1939, as amended and shall have caused the Indenture to be authenticated as of the date on which the exchange is effective, which date shall be a Dividend Payment Date. Notwithstanding the foregoing, the Corporation may not exchange any shares of Exchangeable Preferred Stock at any time that the terms or provisions of any indenture or agreement of the Corporation, including any Debt Agreements relating to its indebtedness, specifically prohibits such exchange or that such exchange constitutes or, after notice or

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lapse of time or otherwise, would constitute a breach of or a default under any such indenture or agreement. The person or persons entitled to receive Exchange Debentures issuable upon exchange shall be treated for all purposes as the registered holder or holders of such Exchange Debentures as of the Dividend Payment Date which coincides with the date of exchange.

6. Procedure for Redemption or Exchange. (a) In the event that fewer than all the outstanding shares of Exchangeable Preferred Stock are to be redeemed or exchanged, the number of shares to be redeemed or to be exchanged shall be determined, subject to the provisions of paragraphs 4(b) and 4(d) hereof, by the Board of Directors of the Corporation and the shares to be redeemed or exchanged shall be selected by lot or pro rata as may be determined by the Board of Directors, except that in any redemption or exchange of fewer than all the outstanding shares of Exchangeable Preferred Stock, the Corporation may first redeem or exchange all shares held by any holders of a number of shares not to exceed 100 as may be specified by the Corporation.

(b) In the event the Corporation shall redeem or exchange shares of Exchangeable Preferred Stock, notice of such redemption or exchange shall be given by first class mail, postage prepaid, and mailed not less than 30 days nor more than 60 days prior to the redemption or exchange date, to each holder of record of the shares to be redeemed or exchanged at such holder’s address as the same appears on the stock register of the Corporation; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the proceeding for the redemption or exchange of any shares of Exchangeable Preferred Stock to be redeemed or exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption or exchange date; (ii) the number of shares of Exchangeable Preferred Stock to be redeemed or exchanged and, if less than all the shares held by such holder are to be redeemed or exchanged, the number of shares of Exchangeable Preferred Stock held by such holder to be redeemed or exchanged; (iii) the redemption price or exchange rate; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price or exchanged for the Exchange Debentures; and (v) that dividends on the shares to be redeemed or exchanged will cease to accrue on such redemption date or the date of exchange.

(c)Notice having been mailed as aforesaid and provided that on or before the redemption date or exchange date, as the case may be, specified in such notice all duly

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authenticated and valid Exchange Debentures necessary for such exchange shall have been provided by the Corporation and all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for redemption or exchange so as to be and to continue to be available therefor, then, from and after the redemption date or exchange date, as the case may be, dividends on the shares of Exchangeable Preferred Stock so called for redemption or exchange shall cease to accrue, and said shares shall no longer be deemed to be outstanding and shall not have the status of shares of Exchangeable Preferred Stock, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price or the Exchange Debentures upon exchange and any accrued and unpaid dividends, whether or not earned or declared) shall cease. Upon surrender, in accordance with said notice of the certificates for any shares so redeemed or exchanged (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed or exchanged by the Corporation at the redemption price or exchange rate aforesaid. In case fewer than all the shares represented by any such certificate are redeemed or exchanged, a new certificate or certificates shall be issued representing the unredeemed or unexchanged shares without cost to the holder thereof.

(d) If such notice of redemption shall have been duly given, and if, prior to the redemption date, the Corporation shall have irrevocably deposited the aggregate redemption price of the shares of Exchangeable Preferred Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of Exchangeable Preferred Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company (having capital and surplus of not less than $50,000,000) in the borough of Manhattan, City of New York, then, upon making such deposit, holders of the shares of Exchangeable Preferred Stock called for redemption shall cease to be stockholders with respect to such shares and thereafter such shares shall no longer be transferable on the books of the Corporation and such holders shall have no interest in or claim against the Corporation, with respect to such shares (including dividends thereon accrued after such redemption date) except the right to receive payment of the redemption price (including all dividends (whether or not earned or declared) accrued and unpaid to the date fixed for redemption) upon surrender of their certificates, without interest. Any funds deposited and unclaimed at the end of one year from the date fixed for redemption shall be repaid to the Corporation upon its request,

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after which repayment the holders of shares called for redemption shall look only to the Corporation as a general creditor for payment of the redemption price.

7. VotingRights. (a) The holders of record of shares of Exchangeable Preferred Stock shall not be entitled to any voting rights except as hereinafter provided in this paragraph 7, as provided in the Indenture or as otherwise provided by law.

(b) (i) If at any time or times dividends payable on Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, then the number of directors constituting the Board of Directors, without further action, shall be increased by up to two directors and the holders of Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors of the Corporation to fill such newly created directorships, which directors shall be designated “Class D” directors, the remaining directors to be elected by the other class or classes of stock entitled to vote therefor, at each meeting of stockholders held for the purpose of electing directors.

(ii) Whenever such voting right shall have vested, such right may be exercised initially either at a special meeting of the holders of Exchangeable Preferred Stock, called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each annual meeting. Such voting rights shall continue until such time as all dividends accumulated on Exchangeable Preferred Stock shall have been paid in full at which time such voting right of the holders of Exchangeable Preferred stock shall terminate, subject to reverting in the event of each and every subsequent failure of the Corporation to pay dividends for the requisite number of periods as described above.

(iii) At any time when such voting right shall have vested in the holders of the Exchangeable Preferred Stock and if such right shall not already have been initially exercised, a proper officer of the Corporation shall, upon the written request of any holder of record of Exchangeable Preferred Stock then outstanding, addressed to the Secretary of the Corporation, call a special meeting of holders of Exchangeable Preferred Stock. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding annual meetings of stockholders of the Corporation or, if none, at a place designated by the Secretary of the Corporation. If such

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meeting shall not be called by the proper officers of the Corporation within 30 days after the personal service of such written request upon the Secretary of the Corporation, or within 30 days after mailing the same within the United States, by registered mail, addressed to the Secretary of the Corporation at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of 10% of the shares of Exchangeable Preferred stock then outstanding may designate in writing a holder of Exchangeable Preferred Stock to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at the same place as is elsewhere provided in this paragraph 7(b)(iii) or at such other place as is selected by such person so designated. Any holder of Exchangeable Preferred Stock which would be entitled to vote at any such meeting shall have access to the stock books of the Corporation for the purpose of causing a meeting of stockholders to be called pursuant to the provisions of this paragraph. Notwithstanding the provisions of this paragraph, however, no such special meeting shall be called during a period within 90 days immediately preceding the date fixed for the next annual meeting of stockholders.

(iv) At any meeting held for the purpose of electing directors at which the holders of Exchangeable Preferred Stock shall have the right to elect directors as provided herein, the presence in person or by proxy of the holders of a majority of the then outstanding shares of Exchangeable Preferred Stock shall be required and be sufficient to constitute a quorum of such class for the election of directors by such class. At any such meeting or adjournment thereof, (x) the absence of a quorum of the holders of Exchangeable Preferred Stock and the absence of a quorum or quorums of the holders of capital stock entitled to elect such other directors shall not prevent the election of directors to be elected by the holders of Exchangeable Preferred Stock and (y) in the absence of a quorum of the holders of any such class of stock entitled to vote for the election of directors, a majority of the holders present in person or by proxy of such class shall have the power to adjourn the meeting insofar as it relates to the election of directors which the holders of such class are entitled to elect, from time to time, without notice (except as required by law) other than announcement at the meeting, until a quroum shall be present.

(v) The term of office of all directors elected by the holders of Exchangeable Preferred Stock pursuant to paragraph 7(b) (i) in office at any time when the aforesaid

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voting rights are vested in the holders of Exchangeable Preferred Stock shall terminate upon the election of their successors at any meeting of stockholders for the purpose of electing directors. Upon any termination of the aforesaid voting rights in accordance with this paragraph 7(b) (v), the term of office of all directors elected by the holders of Exchangeable Preferred Stock pursuant to paragraph 7(b)(i) then in office shall thereupon terminate and upon such termination the number of directors constituting the Board of Directors shall, without further action, be reduced by the number of directors by which the number of directors constituting the Board of Directors shall have been increased pursuant to paragraph 7(b)(i), subject always to the increase of the number of directors pursuant to paragraph 7(b)(i) in case of the future right of the holders of Exchangeable Preferred Stock to elect directors as provided herein.

(vi) In any case of any vacancy occurring among the directors so elected, the remaining director, if .any, who shall have been so elected may appoint a successor to hold office for the unexpired term of the director whose place shall be vacant. If all directors so elected by the holders of Exchangeable Preferred Stock shall cease to serve as directors before their terms shall expire, the holders of Exchangeable Preferred Stock then outstanding may, at a special meeting of the holders called as provided above, elect successors to hold office for the unexpired terms of the directors whose places shall be vacant.

(c) The holders of record of shares of Exchangeable Preferred Stock shall be entitled to vote on or consent to any amendment or supplement to the Indenture in accordance with Section 9.02 of the Indenture on a basis as if such Exchangeable Preferred Stock had been exchanged for Exchange Debentures prior to the record date for such vote or consent.

(d) So long as any shares of Exchangeable Preferred Stock are outstanding the Corporation shall not, without the affirmative vote of the holders of at least a majority of the then outstanding Exchangeable Preferred Stock voting separately as a class (i) change by amendment to the Corporation’s Charter or otherwise, the terms or provisions of the Exchangeable Preferred Stock so as to adversely affect the powers, special rights and preferences of the holders thereof, and (ii) amend the Indenture, except for amendments of the nature described in Section 9.01 of the Indenture.

(e) Any alteration or change which would not affect adversely the powers, preferences, and special rights of shares of Exchangeable Preferred stock may be effected without the

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consent of holders thereof, including, without limitation, the (i) creation, authorization or issuance of any other class of stock of the corporation senior, pari passu or subordinated as to dividends and upon liquidation to the Exchangeable Preferred Stock, (ii) creation of any indebtedness of any kind of the Corporation, (iii) increase or decrease in the amount or authorized capital stock of any class or series, including the Exchangeable Preferred stock, or any increase, decrease or change in the par value of any such class other than the Exchangeable Preferred Stock, or (iv) merger or consolidation or similar plan or acquisition in which securities of the Corporation held by the holders of Exchangeable Preferred Stock will become or be exchanged for securities of any other person, if the sole purpose of the transaction is to change the Corporation’s domicle solely within the United States.

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the powers of the Corporation and of the Directors and stockholders shall include the following:

the Corporation reserves the right, from time to time, to make any amendment of its Charter, now or hereafter authorized by law, including any amendment that alters the contract rights, as expressly set forth in its Charter, or any outstanding stock.

Except as otherwise provided in the Corporation’s Charter, as may be from time to time amended, the business of the Corporation shall be managed by its Board of Directors, which shall have and may exercise all powers of the Corporation except such as are by law, the Charter or the By-Laws of the Corporation, conferred upon or reserved to the stockholders. Additionally, the Board of Directors of the Corporation is hereby specifically authorized and empowered from time to time in its discretion:

To authorize the issuance of shares of the Corporation’s stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock, of any class or classes, whether now or hereafter authorized, for such considerations as said Board of Directors may deem advisable;

(b) To classify or reclassify any unissued shares by setting or changing in any one or more respects, from time to time before issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, qualifications, or terms or conditions of redemption of such shares, and the foregoing authority shall include, but not be limited to, the reclassification of unissued common shares to preferred shares, or unissued preferred shares to common shares;

(c) To borrow and raise money without limit, and upon any terms, for any corporate purposes, and, subject to applicable law, to authorize the creation, issue, assumption or issue, assumption or guaranty of bond, debenture notes or other evidences of indebtedness for moneys so borrowed, to include therein such provisions as to redeemability, convertibility or otherwise, as the Board of Directors, in its sole discretion, may determine, and to secure the payment of principal, interest or sinking fund in respect thereof by mortgage upon, on the pledge of, or the conveyance or assignment in trust of, the whole or any part of the properties, assets and goodwill of the Corporation then owned or thereafter acquired.

(3) Notwithstanding any provision of law requiring any action to be taken or authorized by a greater proportion of affirmative votes of all classes or of any class of stock, such action shall be effective and valid if taken or authorized by a majority of all votes entitled to be cast on the matter, except as otherwise provided in the Corporation’s Charter.

(4) No holder of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Directors may, in authorizing the issuance of stock of any class, confer any preemptive right that the Board of Directors may deem advisable in connection with such issuance.

SEVENTH;

(a) To the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Corporation shall have any liability to the Corporation or its stockholders for damages.

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This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

(b) The Corporation shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law.

(c)References to the Maryland General Corporation Law in this Article are to that law as from time to time amended. No amendment to the Charter of the Corporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

EIGHTH: (a) Until July 14, 1993 or such earlier time as may become permissible under Maryland law, any person who becomes an “interested stockholder” as defined by Section 3-601(j) of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the “Code”) on or after February 9, 1984 with respect to any voting stock of the Corporation shall be subject to the requirements of Section 3-602 of the Code; provided, however, that specifically exempted from the foregoing are all persons who are stockholders of the corporation as of February 9, 1984, and who became interested stockholders prior to such date (regardless of date) and such person’s existing or future affiliates; further, provided, that nothing in this article shall be deemed to prevent the Board of Directors from exempting any person or transaction from the requirements of Section 3-602 of the Code pursuant to Section 3-603(c)(l)(ii) of the Code; and

(b) After July 14 1993 or such earlier time as may become permissible under Maryland law, Section 3-602 of the Code shall not apply to transactions between the Corporation and any person; provided that to the extent required by Maryland law. Section 3-602

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of the Code shall continue to apply to transactions between the Corporation and persons who were interested stockholders on January 14, 1992 or affiliates of such interested stockholders.

(c) Paragraphs (a) and (b) above shall not affect or limit any exemption granted at any time by the Board of Directors from the requirements of Section 3-602 of the Code pursuant to the applicable provisions of the Company’s Charter and the Code.

SECOND: The amendment and restatement of the Charter of the Corporation has been duly advised and approved by a majority of the entire Board of Directors of the Corporation and has been approved by the stockholders of the Corporation entitled to vote thereon.

THIRD: (a) Prior to the effectiveness of these Articles of Amendment and Restatement, the Corporation had

authority to issue Forty-Seven Million Forty-Eight Thousand One Hundred Fifty-Three (47,048,153) shares, consisting of (i) Twenty-Six Million (26,000,000) shares of Class A Common stock with no par value, (ii) Five Million (5,000,000) shares of Class B Common Stock with no par value, (iii) Ten Million (10,000,000) shares of Class C Common Stock with no par value, (iv) Six Million (6,000,000) shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, with a par value of $.01 each, (v) One Thousand Two Hundred Fifty (1,250) shares of Series A-l Preferred Stock with a par value of $.01 each, (vi) One Thousand Seven Hundred Fifty (1,750) shares of series A-2 (Preferred Stock with a par value of $.01 each, (vii) Three Thousand Seven Hundred Fifty (3,750) shares of Series A-3

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Preferred Stock with a par value of $.01 each, and (viii) Forty-One Thousand Four Hundred and Three (41,403) shares of Series A-4 Preferred Stock with a par value of $.01 each. Prior to the filing of these Articles of Amendment and Restatement, the aggregate par value of all shares of all classes of stock having par value was Sixty Thousand Four Hundred Eighty-One Dollars and Three Cents ($60,481.03).

(b) Upon effectiveness of these Articles of Amendment and Restatement, the Corporation is authorized to issue Sixty-One Million Thirteen Thousand Five Hundred (61,013,500) shares consisting of (i) Fifty Million (50,000,000) shares of Class A Common Stock with no par value, (ii) Five Million (5,000,000) shares of Class B Common Stock with no par value,

(iii) Six Million (6,000,000) shares of 12% Cumulative Exchangeable Preferred Stock with a par value of $.01 per share, (iv) Three Thousand (3,000) shares of Senior Exchangeable Preferred Stock with a par value of $.01 per share, (v) One-Thousand Two Hundred Fifty (1,250) shares of Series A-l Redeemable Preferred Stock with a par value of $.01 per share, (vi) One Thousand Seven Hundred Fifty (1,750) shares of Series A-2 Redeemable Preferred Stock with a par value of $.01 per share, and (vii) Seven Thousand Five Hundred (7,500) shares of Class B Preferred Stock with a par value of $.01 per share. The aggregate par value of all classes of stock having par value is Sixty Thousand One Hundred Thirty Five Dollars ($60,135).

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FOURTH: Upon effectiveness of these Articles of Amendment and Restatement, each outstanding share of Series A-3 Redeemable Preferred Stock and each outstanding share of Class C Common Stock shall be cancelled, without any action on the part of the holder, and the holders of such shares shall surrender the certificates representing such shares for cancellation. Upon effectiveness of these Articles of Amendment and Restatement, the outstanding shares of Series A-4 Redeemable Preferred Stock, par value $.01 per share, are redesignated Series B Preferred Stock, the number of outstanding shares (all of which are held by one stockholder) is changed to 7,500 shares, the rights of the holder to receive dividends which have accrued but have not been declared are cancelled and the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Series B Preferred Stock are changed to and are as set forth in these Articles of Amendment and Restatement.

Upon effectiveness of these Articles of Amendment and Restatement, the charter is amended to authorize the purchase and cancellation at the effective time of all of the Corporation’s shares of Series A-3 Redeemable Preferred Stock then outstanding in accordance with the terms of the letter agreement dated the effective date between the Corporation and the holder thereof without the purchase or redemption of any of

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the outstanding shares of the Corporation’s Series A-l Redeemable Preferred Stock or Series A-2 Redeemable Preferred Stock.

FIFTH: A description, as amended, of each class of stock the Corporation is authorized to issue, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption is included in Article FIFTH above and in Exhibits A through D hereof.

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IN WITNESS WHEREOF, C3, Inc. has caused these presents to be signed in its name and on its behalf by its President and attested by its Assistant Secretary on this 14th day of January, 1992, and its President acknowledges that these Articles of Amendment and Restatement are the act and deed of C3, Inc., and, states under the penalties of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information and belief.

ACTEST: C3, INC.

By:

Terrence Ford Anthony L. Craig,

Assistant Secretary President

TOTAL P.24

STATE OF MARYLAND

355482

DEPARTMENT OF ASSESSMENTS AND TAXATION

301 West Preston Street Baltimore, Maryland 21201

DATE: APRIL 14, 1995

THIS IS TO ADVISE YOU THAT THE ARTICLES OF AMENDMENT WITH A NAME CHANGE F0R C3, INC. CHANGED TO: TEL0S C0RP0RATION WERE RECEIVED AND APPROVED FOR RECORD ON APRIL 14, 1995 AT 11:38 AM.

FEE PAID:

77.00

WILLIAM B MARKER CHARTER SPECIALIST

AT5-03I